GROUP

[redacted]

RECEIVED

2008 NOV 19 P 2:06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005935

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

SUPPL

**Rule 12g3-2(b) File No.
82-34748**

Date 17 November 2008

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
NOV 24 2008
THOMSON REUTERS

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

Stefanie Weyrich

Enclosures

17 November 2008	Press release: Hypo Real Estate Group publishing interim financial statements as of 30 September 2008
17 November 2008	Interim Report as of 30 September 2008

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Prof. Dr. Klaus Pohle
Board of Management Dr. Axel Wieandt (Vorsitzender des Vorstandes)
Cyril Dunne, Dr. Markus Fell,
Dr. Kai Wilhelm Franzmeyer, Thomas Glynn,
Dr. Robert Grassinger, Frank Krings,
Frank Lamby, Bettina von Oesterreich

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Group publishing interim financial statements as of 30 September 2008

- **Reported quarterly pre-tax loss: € 3.105 billion**
- **Impairment of € 2.482 billion for DEPFA**
- **Further charges on earnings expected in Q4 and in 2009**

Munich, 17 November 2008 – Hypo Real Estate Group has today published its interim financial statements for the period ending 30 September 2008. As announced on 12 November on the basis of provisional figures, the Group is reporting a consolidated pre-tax loss of € 3.105 billion for the third quarter of 2008 in view of the fact that the financial crisis has become more severe, compared with a pre-tax profit of € 237 million in the corresponding previous year period. The quarterly loss is mainly attributable to the write-off of goodwill and other intangible assets attributable to the initial consolidation of DEPFA Bank Plc (€ 2.482 billion).

Effects of the financial crisis

The main events of the international financial crisis in the third quarter of 2008 had the following effects recognised in the income statement of the Hypo Real Estate Group:

- The impairments of € 2.482 billion relating to DEPFA Bank Plc includes an adjustment of € 2.223 billion for goodwill. Further amounts are attributable for instance to the correction of the brand value of DEPFA. Overall, the adjustments are impairments relating to carrying amounts, and have not resulted in outflows of cash.
- Further charges of € 307 million were recognised in the third quarter in relation to the CDO portfolio of the Group, following € 320 million in the first half of this year. A change in value of € -112 million relating to synthetic CDOs had a negative impact on net trading income, and an impairment of € 195 million relating to cash CDOs had a negative impact on net income from financial investments.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

- Re-hedging measures, the revaluation of derivatives and the impairment of securities following the collapse of the investment bank Lehman Brothers had a negative impact of € 175 million on net trading income and net income from financial investments.
- The exposure to Icelandic issuers resulted in impairments of € 43 million reflected in net trading income and net income from financial investments.
- A further impairment of € 39 million was recognised in the third quarter in relation to the holding in the Australian Babcock & Brown.

In addition to the above effects, the third quarter was the last time that a positive effect of € 19 million was recognised in relation to the market valuation of a derivative on shares of Hypo Real Estate Holding AG which is a mandatory requirement under IFRS. The derivative is embedded in the mandatory convertible bond issued for partially financing the DEPFA acquisition.

Group development Q3 2008

- Operating revenues (the sum of net interest income and similar income, net commission income, net trading income, net income from financial investments, net income from hedge relationships and the balance of operating income / expenses) amounted to € -345 million between July and September, compared with € 412 million in the same quarter of 2007 (all figures for 2007 on a pro-forma basis, incl. DEPFA).
- Net interest income and similar income amounted to € 354 million, and was thus roughly unchanged compared with the corresponding previous year quarter (€ 357 million), and was also higher than the figures for the first and second quarters of this year.
- Net commission income amounted to € 35 million, and was accordingly only around half of the figure reported for the third

quarter of 2007 (€ 69 million). This is due to the fact that new business so far this year has been moderate and considerably lower than originally budgeted in all areas of operation.

- Net trading income of € -349 million (Q3 2007: € -73 million) were negatively affected by a number of factors: the widening of credit spreads, the revaluation of the synthetic CDOs reported under this item (€ -112 million), declines in the values of monoliners (€ -117 million) as well as the necessary re-hedging and revaluation of derivatives with regard to Lehman Brothers (€ -150 million). In accordance with the change to IAS 39 ("Reclassification of financial assets") adopted in October 2008 by the IASB and recognised by the EU, the Hypo Real Estate Group has reclassified assets in the category "held-for-trading" with a carrying amount of € 3.5 billion with retrospective effect as of 1 July 2008; these are now classified as "loans and receivables". Without this reclassification, net trading income would have been € 159 million lower.
- Net income from financial investments is reported as € -364 million (Q3 2007: € 49 million). The additional impairment relating to the cash CDOs recorded under this item amounted to € 195 million. In addition, net income from financial investments also includes the additional impairment in relation to Babcock & Brown as well as a portfolio-based allowance of € 70 million in relation to assets which were reclassified as "loans and receivables" in accordance with IAS 39.
- The net income from hedge relationships amounted to € -30 million, and was negatively affected by the change in credit spreads (Q3 2007: € -7 million).
- Provisions for losses on loans and advances amounted to € 177 million in the third quarter, and were considerably higher than the corresponding previous year figure (€ 17 million) as well as the figures reported for the first two quarters of 2008. The additions to provisions for losses on loans and advances also include an increase

of € 105 million in the portfolio-based allowances. The increase was mainly attributable to the Commercial Real Estate Financing segment, and reflects the deterioration in the climate on some real estate markets.

- General administrative expenses amounted to € 119 million, and were accordingly lower than the figure for the third quarter of 2007 (€ 162 million), due to a reduction in the number of employees (1,848 as of 30 September 2008 compared with 2,000 as of 31 December 2007) and also as a result of much lower accruals for bonuses.
- The balance of other income / expenses amounted to € 18 million (Q3 2007: € 0), and includes the income attributable to the change in value of the derivative embedded in the mandatory convertible bond for partially financing the DEPFA acquisition.
- The consolidated pre-tax loss amounted to € 3.105 billion, compared with a pre-tax profit of € 233 million in the previous year quarter.
- The reported consolidated net loss (including the DEPFA impairments) amounted to € 3.052 billion.

Assets and capital ratios as of 30 September 2008

- The total assets of the Hypo Real Estate Group amounted to € 392.5 billion as of 30 September 2008, compared with € 400.2 billion as of 31 December 2007. The reduction is mainly due to lower trading portfolios, lower intangible assets and a reduced cash reserve.
- As of the end of September 2008, the total volume of lending amounted to € 260.9 billion compared with € 256.2 billion at the end of 2007.
- At the end of September 2008, the Group reported financial investments of € 105.2 billion; this figure is € 16.4 billion higher than the corresponding figure at the end of 2007.

- The revaluation reserve in the consolidated balance sheet (AfS reserve and cash flow hedge reserve) was reported as € -3.28 billion at the end of September (31 December 2007: € -1.86 billion).
- Shareholders' equity (excl. revaluation reserve) declined from € 7.9 billion to € 5.2 billion as a result of the loss reported for the first nine months. The core capital ratio of the Group (including market risks) declined to 6.8% in the third quarter. It is true that the DEPFA goodwill and the intangible assets resulting from the initial consolidation of DEPFA had been deducted in the past for reporting regulatory core capital, which is the reason why the loss attributable to the impairment of € 2.482 billion has not led to any reduction of the core capital ratio. However, in the third quarter, we have deducted the asset side difference of € 742 million attributable to the consolidation of the German subsidiaries of the Group from core capital on the basis of German GAAP (HGB) accounting. We have thus already anticipated the adjustment of the carrying amounts of the German subsidiaries to a figure equivalent to their shareholders' equity in accordance with HGB. Any additional losses from operations will be recognised in line with the regulatory requirements at the point at which the net income for the year is adopted. The own funds ratio amounted to 9.6% compared with 11.3% as of 30 June 2008 and 9.4% (according to Basel I) at the end of 2007.

Development of the operating segments in the third quarter of 2008

- The Commercial Real Estate segment has reported a pre-tax profit of € 3 million for the third quarter of 2008 (Q3 2007 pro-forma: € 193 million). The operating revenues amounted to € 226 million compared with € 247 million in the same previous year quarter. Asset sales were only able to partially compensate for declines in net interest income and net commission income, mainly due to weak new business. Earnings were affected by the need to top up

provisions for losses on loans and advances by € 179 million (incl. portfolio-based provisions; Q3 2007: € 8 million).

- The Public Sector & Infrastructure Finance segment reported a pre-tax profit of € 16 million in the third quarter, which is accordingly considerably lower than the corresponding previous year pro-forma figure (Q3 2007: € 153 million). Net interest income increased from € 153 million to € 189 million, also due to the appreciable improvement in margins in new business. General administrative expenses declined from € 37 million in the previous quarter to € 25 million, also as a result of the strong Euro.
- The Capital Markets & Asset Management segment reported a pre-tax loss of € 58 million for the third quarter (Q3 2007 pro-forma: pre-tax loss of € 50 million). A net trading loss of € 83 million was reported (Q3 2007: a net trading loss of € 32 million), mainly due to a widening of credit spreads.

Dr. Markus Fell, CFO of Hypo Real Estate Holding AG: "The tremendous force which hit the Hypo Real Estate Group as a result of the unparalleled financial crisis can clearly be seen in the figures for the period ending 30 September. We are predicting an extremely negative consolidated result for the whole of 2008. The necessary restructuring of the Hypo Real Estate Group and the costs of the agreed or planned liquidity lines and capital assistance will continue to pose a major strain on consolidated result in 2009."

Measures for assuring liquidity

The Hypo Real Estate Group has reached agreement with a finance syndicate, the Deutsche Bundesbank and the German federal government for a liquidity facility of € 50 billion, which is partially backed by the government. The funds from the facility were made available on 13 November 2008. Subject to the government guarantee being extended beyond 31 March 2009, the liquidity facility will run until 31 December 2009. In line with the EU regulations, the government guarantee is initially limited until 31 March 2009. The Hypo Real Estate Group and the government will meet at an appropriate time to agree an extension of the guarantee beyond that time.

The Hypo Real Estate Group is providing collateral, i.e. loans and securities, worth € 60 billion for the liquidity lines. In addition, Hypo Real Estate Holding AG has also pledged its shares in the operating subsidiary banks of the Group as collateral for the government guarantee. The facility has replaced emergency liquidity assistance of € 35 billion provided by the Bundesbank, which was backed by the government, and also replaced a bridging arrangement of € 15 billion provided by the Bundesbank, which was backed by guarantees of the Financial Markets Stabilisation Fund ("SoFFin").

As a result of the liquidity lines and the further support measures to be requested from the Financial Markets Stabilisation Fund, the Management Board is drawing up plans for restructuring and repositioning the Hypo Real Estate Group. The aim is to establish a group which is more strongly integrated, less complex and equipped with improved asset/liability management of the balance sheet.

Dr. Axel Wieandt, CEO of Hypo Real Estate Holding AG: "Management of the Hypo Real Estate Group is currently devoting maximum priority to revising the business model of the Group in order to bring it into line with the fundamentally changed conditions. A restructuring and reorganisation resulting from this will demand difficult decisions from all parties involved in the Hypo Real Estate Group. The assistance from the German financial industry, the Deutsche Bundesbank, the German federal government and the Financial Markets Stabilisation Fund is essential. For the time being, the Hypo Real Estate Group will not be able to adequately refinance the company via the money and capital markets alone, even if this is of course our objective in the medium term."

Press contact:

Hans Obermeier
Tel.: +49 (0)89 203007 787
Fax: +49 (0)89 203007 772
Email: hans.obermeier@hyporealestate.com

Oliver Gruß
Tel.: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
Email: oliver.gruss@hyporealestate.com

Group development, an overview (in € million)

Hypo Real Estate Group					
	3rd Quarter 2008	2nd Quarter 2008	3. Quarter 2007 (Pro forma)	1.1. – 30.9.2008	1.1. – 30.9.2007 (Pro forma)
Operating Performance					
Operating revenues	-345	236	412	75	1,430
Net interest income and similar income	354	304	357	957	1,031
Net commission income	35	34	69	104	178
Net trading income	-349	12	-73	-435	-22
thereof: Valuation result on synthetic CDOs affecting income	-112	-19	0	-218	0
thereof: Expenses relating to Lehman	-150	0	0	-150	0
thereof: Expenses relating to Icelandic counterparties	-11	0	0	-11	0
Net income from financial investments	-364	-135	49	-528	212
thereof: Valuation result on Cash CDOs affecting income	-195	-126	-4	-409	-4
thereof: Impairments relating to Babcock&Brown	-39	-37	0	-76	0
thereof: Impairments relating to Lehman	-25	0	0	-25	0
thereof: Impairments relating to Icelandic issuers	-32	0	0	-32	0
Net income from hedge relationships	-30	15	-7	-34	12
Balance of other operating income/expenses	9	6	17	11	19
Provisions for losses on loans and advances	177	37	17	247	81
General administrative expenses	119	160	162	424	492
Impairments on goodwill and DEPFA's intangible assets	2,482	0	0	2,482	0
Balance of other income/expenses (including effects from DEPFA acquisition)	18	-22		180	-
Pre-tax profit/loss[1]	-3,105	17	233	-2,898	857
Effects from DEPFA acquisition	19	-23		180	
Pre-tax profit/loss[2]	**-3,124**	**40**	**233**	**-3,078**	**857**
Net Income/loss IFRS	**-3,052**	**12**	-	**-2,892**	-

[1] including the effect from the embedded derivative relating to the Mandatory Convertible Bond
[2] excluding the effect from the embedded derivative relating to the Mandatory Convertible Bond

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Hypo Real Estate
GROUP



Interim Report
as of 30 September 2008

Financial Highlights

		1.1.–30.9.2008	1.1.–30.9.2007
Operating performance according to IFRS			
Pre-tax profit/loss	in € million	–2,898	592
Net income/loss	in € million	–2,892	485
Pro forma operating performance[1]		1.1.–30.9.2008	1.1.–30.9.2007
Pre-tax profit/loss	in € million	–2,898	857
Balance sheet figures		30.9.2008	31.12.2007
Total assets	in € billion	392.5	400.2
Equity (excluding revaluation reserve)	in € billion	5.2	7.9
Key capital ratios (German GAAP [HGB])		30.9.2008	31.12.2007
Core capital	in € billion	6.6	7.1[2]
Own funds	in € billion	9.2	10.0[2]
Risk-weighted counterparty risk positions[3]	in € billion	96.3	101.0
Core capital ratio[4]	in %	6.8	7.0[2]
Own funds ratio[4]	in %	9.6	9.4[2]
Personnel		30.9.2008	31.12.2007
Employees		1,848	2,000
Portfolio figures		30.9.2008	31.12.2007
Volume of real estate financing	in € billion	63.3	65.6
Volume of state financing	in € billion	231.9	229.0
Volume of infrastructure financing	in € billion	19.6	18.4

[1] Assumes first time consolidation of DEPFA at 1 January 2006
[2] As per approved annual financial statements and after profit distribution
[3] 2007 according to BIS, as reported in the Annual Report 2007; 2008 including counterparty risks in the trading book, weighted operational risks and weighted market risk positions
[4] 2007 according to BIS, as reported in the Annual Report 2007; 2008 including weighted operational risks and weighted market risk positions

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures. The previous year figures used in this report have been adjusted to the business segments Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management which have been redefined as a result of the reorganisation of the Group

Operating structure of Hypo Real Estate Group

as of 30 September 2008

Hypo Real Estate Holding AG
Munich

Commercial Real Estate
International and German
commercial real estate financing

Public Sector & Infrastructure Finance
Public sector
and infrastructure finance

Capital Markets & Asset Management
Capital markets
and asset management

Ratings

as of 27 October 2008		Moody's	S&P	Fitch Ratings
Hypo Real Estate Bank International AG	long-term	A2	BBB	A–
	short-term	P–1	A–2	F1
	outlook	On review for downgrade	Developing	Stable
Hypo Real Estate Bank AG	long-term	A2	BBB	A–
	short-term	P–1	A–2	F1
	outlook	On review for downgrade	Developing	Stable
DEPFA BANK plc	long-term	A2	BBB	A–
	short-term	P–1	A–2	F1
	outlook	On review for downgrade	Developing	Stable
DEPFA Deutsche Pfandbriefbank AG	long-term	A2	BBB	A–
	short-term	P–1	A–2	F1
	outlook	On review for downgrade	Developing	Stable

Content

Dear shareholders,

your company, Hypo Real Estate Group, experienced an extremely difficult situation towards the end of the third quarter of 2008. The extent of the crisis on the international financial markets assumed new dimensions during this period, and posed tremendous challenges for market participants. The situation on the refinancing markets deteriorated further after mid-September, following the insolvency of the US banking group Lehman Brothers, and illustrated the susceptibility of Hypo Real Estate Group's refunding structure. Accordingly, it will not be possible for certain parts of the business to be continued as in the past. A liquidity shortage arose at Hypo Real Estate Group, which threatened the company's existence.

As a result of this situation, the Management Board has introduced and, where possible, implemented initial measures in recent weeks. Hypo Real Estate Group has reached agreement with a financial consortium, the Deutsche Bundesbank, and the German Federal Government with regard to a € 50 billion liquidity facility, partly guaranteed by the Federal Government. The funds from the facility were made available on 13 November 2008. Subject to the federal guarantee being prolonged beyond 31 March 2009, the liquidity facility will run until 31 December 2009. In accordance with EU regulations, the government guarantee is initially limited until 31 March 2009. Hypo Real Estate Group and the German government will meet in due course to agree an extension of the guarantee beyond this date.

For these liquidity lines, Hypo Real Estate Group will provide collateral, i.e. loans and securities, totalling € 60 billion. In addition, Hypo Real Estate Holding AG has pledged its shares in the subsidiary banks of the Group as collateral for the government guarantee. The facility has replaced emergency liquidity assistance of € 35 billion provided by the Bundesbank and backed by a government guarantee, as well as a bridge facility of € 15 billion provided by the Bundesbank and guaranteed by the Financial Markets Stabilisation Fund (SoFFin).

In addition to the above liquidity facility, Hypo Real Estate Group is also seeking further extensive assistance from SoFFin. This assistance is intended to cover additional liquidity requirements as well as considerable capital requirements. Granting of such assistance by the SoFFin forms a basis of a necessary restructuring and repositioning of Hypo Real Estate Group. Our aim is to establish a Group which is more integrated, less complex and equipped with an improved asset/liability management of the balance sheet.

The merger between the two previously separate entities, Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG, is an initial step in the direction of a leaner Group structure. After the merger has been completed, we will run our entire commercial real estate financing business from a single legal entity.

The planned restructuring and repositioning of the Group is taking place in a climate in which it is not possible to reliably predict the further course of the international financial crisis. It is true that the comprehensive government measures for stabilising the markets may have an impact over time; at the same time, recession trends, currency fluctuations and further widening of spreads on the capital markets are creating further problems.

In the third quarter of 2008, as a result of the financial crisis, the consolidated pre-tax profit of Hypo Real Estate Group was considerably negative at € –3.105 billion. This is mainly attributable to the write-off of Hypo Real Estate Holding's goodwill and other intangible assets attributable to the initial consolidation of DEPFA (€ 2.482 billion). These impairments relate to book values, and do not result in outflows of cash.

The core capital ratio of the Group (including market risks) declined to 6.8 % in the third quarter. It is true that the DEPFA goodwill and the intangible assets resulting from the initial consolidation of DEPFA had been deduct-

ed in the past for reporting regulatory core capital, which is the reason why the loss attributable to the impairment of € 2.482 billion has not led to any reduction of the core capital ratio. However, in the third quarter, we have deducted the asset-side difference of € 742 million attributable to the consolidation of the German subsidiaries of the Group from core capital on the basis of German GAAP (HGB) accounting. We have thus already anticipated the adjustment of the book values of the German subsidiaries to a figure equivalent to their shareholders' equity in accordance with HGB. Any additional losses from operations will be recognised in line with the regulatory requirements when the net income for the year is determined. Accordingly, we envisage a considerable capital requirement for the Group.

In the current fourth quarter of 2008, the measures agreed with a German financial consortium, the Deutsche Bundesbank, the German Federal Government and the agreed or intended measures of the Financial Markets Stabilisation Fund for covering the refinancing requirement of Hypo Real Estate Group will involve additional costs. The necessary restructuring of the Group will also involve further costs.

We therefore expect that consolidated profit will be significantly negative for the full year 2008. At the end of September, Hypo Real Estate Group had announced that it intended to propose that no dividend be paid for 2008. The costs of the restructuring and the agreed or planned liquidity lines and capital assistance will continue to result in considerable charges on consolidated profits in 2009.

At present, senior management is giving maximum priority to revising the business model of Hypo Real Estate Group in order to bring it into line with the fundamentally changed market conditions. I wish to leave you in no doubt: The road to restructuring and repositioning the Group will require difficult decisions to be taken by all parties involved, including the shareholders and employees of Hypo Real Estate Group; it will also take time. And we must all be aware that it will not be possible, without the support provided by the German financial community, the Deutsche Bundesbank, the German Federal Government and the SoFFin, to guarantee the continued existence of Hypo Real Estate Group as a going concern. For the time being, it will not be possible for Hypo Real Estate to obtain sufficient refinancing for the company via the money and capital markets alone, even though this is, of course, our objective in the medium term.

The present-day Management Board is determined to gradually regain lost confidence in Hypo Real Estate Group among shareholders, customers, lenders, rating agencies and employees. I would like to ask that you, as the owners of Hypo Real Estate Group, provide critical and constructive support to the company, its management and workforce on the difficult journey which lies ahead of us.

Yours sincerely,

A. Wieandt

Dr. Axel Wieandt
Chief Executive Officer

With the initiation of insolvency protection for Lehman Brothers, the financial crisis reached a new dimension in mid-September, and consequently affected numerous other financial institutions world-wide. Governments were quickly compelled to act in the form of individual rescue actions relating to individual institutions or general rescue actions relating to the entire national financial industry in order to stabilise the functionality of the global financial system and to avoid unforeseeable damage for the entire economy. The increasing risk of a global recession triggered off by the financial crisis also affected the entire stock market, whereby the main impact was on financial stocks, with volatilities in certain cases reaching extreme dimensions of more than 50 % on one day.

The Dow Jones Industrial Average held up comparatively well in the third quarter of 2008, with a decline of 4.4 % by the end of the quarter. More significant declines were reported for the Euro STOXX 50 (−9.4 %) and the DAX (−9.2 %). The most affected included the MDAX (−23.0 %) as well as the Prime Banks Index, which is relevant for the shares of Hypo Real Estate, and which fell by 26.7%.

The shares of Hypo Real Estate Holding performed roughly in line with the DAX and the Prime Bank Index for large sections of the third quarter. Following the collapse of Lehman Brothers and the resultant exacerbation of worldwide market turmoil, the money and capital markets rapidly dried up. This resulted in liquidity problems at DEPFA BANK plc, a subsdiary of Hypo Real Estate Holding AG, towards the end of the reporting quarter which threatenal the company's existence. In order to avert imminent insolvency, Hypo Real Estate Holding entered into negotiations with the private German financial sector, the German Federal Government, the Deutsche Bundesbank as well as the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin). Following the announcement of the rescue actions on 29 September, the share price fell appreciably, and closed at € 4.15 at the end of the quarter. This resulted in a loss of value of 76.8 % in the third quarter.

Share price development in the 3rd quarter 2008


indexed
Hypo Real Estate Holding Shares
DAX
Prime Banks
150
100
50
0
1.7.
1.8.
1.9.
30.9.

Key facts about Hypo Real Estate Holding Share in 3rd quarter 2008

WKN ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
SE code		HRX
Number of listed shares as of 30.9.2008	units	211,084,520
Number of ordinary shares as of 30.9.2008	units	211,084,520
Average number of listed shares in 3rd quarter 2008	units	202,660,124
Initial listing on 6.10.2003	in €	11.25
High Q3 2008[1]	in €	18.87
Low Q3 2008[1]	in €	3.52
Quarterly closing price[1]	in €	4.15
Market capitalisation as of 30.9.2008	in € million	876
Basic earnings per share	in €	−13.66
Diluted earnings per share	in €	−13.66
Known shareholders with a stake of more than 5 %		J.C. Flowers & Co and Grove International Partners, The Capital Group and Companies, Orbis

[1] XETRA closing prices of the Frankfurt stock exchange

Financial Review

Macro-economic conditions

The escalation of the world-wide financial market crisis was the main subject dominating the quarter under review. Following the collapse of the Californian bank Indy-Mac, this quarter alone saw the de-facto nationalisation of the two major US real estate financiers Fannie Mae and Freddie Mac as well as the insurer AIG. Following the collapse of the investment bank Lehman Brothers, the remaining pure investment banks have been reorganised in holdings. They are now subject to bank regulation, although they can now also expect government aid if necessary. However, in Europe, it was also only possible for several major banks and banking groups to be rescued from collapse by being taken over by other financial institutions or by means of government aid.

On 19 September 2008, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) imposed a ban on short sales of eleven financial stocks, including the shares of Hypo Real Estate Holding AG – until the end of this year. The intention was to at least impede potentially self-fulfilling speculation with regard to falling prices. However, not even this measure was able to prevent prices falling on a large scale. In the reporting quarter, the Deutsche Aktienindex (DAX) gave up approximately 18% of its value, and the trend towards lower values became even more serious in October. Similar developments can also be reported for the other stock markets.

On the other hand, there was an improvement in the price of crude oil. Whereas the price of oil rose to an all-time high in mid-July at just below US$ 150 per barrel, it had fallen to US$ 93 by the end of the quarter. By the third week in October, the price of oil declined further to below US$ 65; these levels were previously seen in early 2007. The volatility of the oil price reflects the uncertainty of investors.

In view of inflation which was running at only just below 4 % in the Eurozone in the third quarter of 2008 – thus approximately twice as high as the target of the European Central Bank (ECB) – the ECB raised leading interest rates by 25 basis points to 4.25 % on 9 July 2008. In a concerted action between the major central banks which is unique in central bank history, leading interest rates in the Eurozone were lowered by 50 basis points on 8 October. The Federal Reserve Bank as well as the ECB and other central banks also alleviated liquidity shortages in the banking sector with massive short-term loans in certain cases.

In the reporting quarter, the financial market turmoil had a comparatively minor impact on other sectors, despite considerably less positive economic prospects in Germany as well as world-wide. The labour market in Germany has actually even improved further.

Sector-specific conditions

Financing markets The third quarter was without doubt the most serious challenge facing the global financial markets since the end of the Second World War. The world-wide financial market crisis which was initially triggered off by the subprime crisis in the USA escalated massively in the third quarter, and resulted in a huge loss of confidence, which brought the interbank markets which are so important for refinancing to a complete standstill. Recent government measures launched in attempt to stabilise and protect the financial markets have prevented some additional catastrophes but have done little to reduce the volatility or the liquidity constraints.

With the initial impact of US government intervention already required for Freddie Mac, Fannie Mae and AIG, the crisis initially peaked with the collapse of Lehman Brothers. Subsequently Merril Lynch and Wachovia needed government support. Other measures included the reclassification of the Investment Banks Goldman Sachs and Morgan Stanley into Corporate banks thus voluntarily adhering to tighter regulatory standards.

Contagion effects of the crisis increasingly spread across Europe, as institutions such as HBOS, Fortis, Dexia, and eventually Hypo Real Estate Group, had to be supported by rescue packages provided by governments, central banks, or the private banking sector. The governments of many major industrial countries, including the USA, Great Britain, France and Germany, thus provided extensive bail-out and rescue packages which banks can access to enhance their liquidity and capital; on aggregate, these rescue packages are running into trillions. Specifically, these programmes included liquidity facilities, guarantees, the provision of tier 1 capital and troubled asset re-

lief. Additionally, central banks supported money markets through the supply of additional liquidity and risk cover, and cut interest rates in a coordinated move. A ban on short sales was imposed for certain shares in order to stabilise equity markets.

Commercial Real Estate The events on financial markets, in conjunction with weak economic forecasts for the fourth quarter, increased the pressure on real estate markets. The prevailing liquidity shortage led to consolidation on the financial markets; it also had a massive impact on borrowings by the real estate sector. Banks' propensity to assume risk is influenced significantly by widened risk spreads on bonds, which are currently very sensitive to the credit crisis. Equity markets have demonstrated the global correlation across financial markets; accordingly, developments in real estate markets are expected to converge to those on other markets.

Weakness in real estate markets continues to spread across more and more regions, with transaction volumes down by as much as two thirds.

Markets in the US, Spain, and the UK are worst affected by the real estate crisis. For instance, commercial property values in the UK have fallen by 21% since their peak in the summer of 2007. The German market, which had remained relatively stable to date, is also showing initial signs of weakness.

The Japanese real estate market slowed down considerably during 2008, largely due to the situation on bond markets, and in particular following the withdrawal of some major CMBS lenders.

With limited growth expectations across the globe, emerging market investments still offer relatively attractive risk/return opportunities. Real estate markets in Central and Eastern Europe have held up relatively well to the present credit crunch.

Public Sector & Infrastructure Finance The public sector finance segment was rather turbulent in Q3, reflecting the financial crisis which has progressively affected the world markets. As the effects of the economic downturn become more evident, the risk awareness of investors has increased further, leading to an increase in spreads for sovereign and sub-sovereign borrowers. Public sector activity in Europe has been reduced to just those issuers who could draw on existing committed financing facilities or to issuers which could obtain bilateral facilities from banks.

The third quarter 2008 in the Municipal Market can be broken down into two drastically different sub-markets. The first is that of July, August and the beginning of September. This market was characterised by stability in terms of ratios to treasuries and consistent flow business in almost all market segments. Business activity with a wide range of accounts was consistently strong benefiting from substantial coupon reinvestment, relative value based on historical norms, and turmoil in other asset classes. These factors increased the appeal of municipals as a safe investment and provided for a solid, stable, and well functioning municipal market. The story was very different during the second half of September, post Lehman Brothers bankruptcy. From mid-September through the end of the quarter the market was extremely challenging and inefficient. Beginning on 15 September municipal ratios to treasuries cheapened across the entire yield curve as a result of actual and expected very significant liquidations by leveraged investors. The market also became sharply stratified. Pre-refunded and Natural AAA bonds benefited on a spread basis as safe haven investments for those accounts purchasing municipal bonds. Conversely, spreads widened on all other municipal bonds, in some cases quite drastically.

The infrastructure market, due to its inherent long planning horizons, was one of the last segments to feel the effects of the crisis of confidence burdening credit markets. Still, the third quarter saw an increase in financing costs, reflecting higher funding costs for banks and reduced competition as some banks withdrew from the market. New business generated in the market slowed down significantly.

Capital Markets & Asset Management The exacerbation of the financial markets crisis was a significant burden on refinancing for most banks, virtually cutting off some institutions from the supply of funding as financial markets stopped working despite a massive injection of capital by various central banks. This turbulence resulted in significant volatility of currencies and interest rates. Share prices fell rapidly –

collapsing in some cases – in an atmosphere of high uncertainty, for example after the initial refusal of US Congress to adopt the rescue package for the banking sector. In some securitised credit markets, even AAA-rated issues saw spreads widen by as much as 130 basis points.

Again the markets experienced some additional pressure on certain asset prices. Market fears caused by the feds decision to let Lehman fail while the next day bailing out AIG forced cash to flee to safe havens of large Governments and large banks. Funding via the money markets consequently came to a virtually complete standstill. US money market funds in the US have been historically a central source of under one year liquidity for banks and the highest rated corporates. This changed abruptly in September and made it difficult for banks to efficiently fund themselves longer than over night. Emergency discount window borrowings grew and liquidity was tight around the globe. In general, new issuance was still limited and of very short duration and by the end of the quarter only available to the highest rated and largest entities. Asset backed Commercial Paper outstandings continued to decline and municipal Guaranteed investment contract flows diminished significantly.

Major events

Hypo Real Estate Group received extensive support from a syndicate from the German finance sector and the Bundesbank with the participation of the German Federal Government as well as from the Financial Market Stabilisation Fund. A liquidity shortage which posed a threat to the very existence of DEPFA BANK plc, which has been a wholly owned subsidiary of Hypo Real Estate Holding AG since 2 October 2007, was solved by means of liquidity facilities provided. Internal relations of DEPFA BANK plc meant that other companies of the Hypo Real Estate Group would have been at risk. In the past, DEPFA BANK plc had made extensive use of the interbank market and other short-term unsecured refinancing possibilities like deposits from US American money market funds. These refinancing possibilities almost completely disappeared as a result of the collapse of the markets following the insolvency of Lehman Brothers Inc. The reasons for the crisis of the markets as well as the consequences for the Hypo Real Estate Group and its measures are as follows:

In the USA, there was an increase in private mortgage lending in the first half of this decade, due to various reasons, including low levels of interest rates. Considerable volumes of subprime loans were also extended; these are loans extended to borrowers with a poor credit rating. The banks which extended the loans sold or securitised the loans in packages. The main customers for these packaged loans were banks, insurers and other financial service providers world-wide. Most of these securitisations were awarded top ratings by the rating agencies.

When interest levels rose in the USA, many borrowers were no longer able to meet their interest and repayment obligations. This resulted in an increase in the number of enforced sales, which resulted in a crash of real estate prices and thus the value of the loan collateral. As the loans had been spread throughout the world by means of securitisations, the holders of these papers world-wide suffered immense losses in certain cases, resulting in high levels of impairments. Some banks and insurers required capital increases in order to absorb these impairments; other institutions were taken over or nationalised, and some institutions had to register insolvency.

This crisis, which became even more serious in the course of 2008, resulted in some capital and financing markets collapsing partially or completely in September 2008. When the US investment bank Lehmann Brothers Inc. had to apply for creditor protection in mid-September 2008, in particular, the interbank market, which is the market on which banks lend money to each other, came to a standstill. This was due to the continuing loss of confidence between banks, because it was not possible to assess the risk of lending on the interbank market due to the possible problems of the borrower.

Major changes occurred in investment behaviour. Firstly, transactions on the money market or reverse repos were not prolonged. Secondly, intraday lines, in other words, very short-term credit lines, were abolished. Thirdly, banks such as the Hypo Real Estate Group had to provide higher cash collaterals. In consequence, DEPFA BANK plc and numerous banks throughout the world experienced liquidity and capital problems posing a threat to their very existence.

The German Federal Government, like other national governments, has adopted a range of measures for stabilising the situation on the financial markets. The so-called Financial Market Stabilisation Fund (SoFFin) is intended to contribute to a noticeable improvement in the conditions of the companies in the finance sector by way of issuing guarantees, recapitalisations and taking on risk positions – whereby these measures are limited until 31 December 2009. The maximum amount for recapitalisation for an individual company in the financial sector and its affiliated companies is normally € 10 billion, and the corresponding figure for risk assumption is € 5 billion. In the case of the provision of guarantees, the maximum limit is linked to the capital backing of the particular company.

At the end of September 2008, the Hypo Real Estate Group entered into discussions with a syndicate from the German financial sector in response to the extremely difficult conditions on the international money markets following the collapse of Lehman Brothers Inc. and other market turmoil and the resultant consequences for the Hypo Real Estate Group. In the course of two rounds of negotiations, the German Federal Government, Deutsche Bundesbank, the German Federal Financial Supervisory Authority, and leading representatives of the German banking and insurance sectors agreed to provide additional credit facilities for Hypo Real Estate Group entities. The initial support of € 35 billion, agreed upon on 28 September 2008, was subsequently increased to € 50 billion during the second round of negotiations on 5 October 2008. Specifically, the support measures include the following:

The Deutsche Bundesbank provided € 35 billion in emergency liquidity assistance. In addition, on 28 October 2008 Hypo Real Estate Group submitted an application to the German Financial Markets Stabilisation Fund (SoFFin) for a € 15 billion guarantee covering a liquidity facility in the same amount provided by Deutsche Bundesbank. SoFFin approved this application on 30 October 2008. This enabled Hypo Real Estate Group to draw on an additional € 15 billion in emergency liquidity aid provided by Deutsche Bundesbank as a bridge facility, against pledging a bond covered by this guarantee. The average cost of these liquidity facilities was more than 250 basis points above Deutsche Bundesbank's marginal lending facility rate.

Each of these measures have been repaid on 13 November 2008 out of the credit lines of € 50 billion provided by the Deutsche Bundesbank and the finance sector. This assistance comprises a state-guaranteed loan in the form of liquidity credit assistance of € 20 billion from the Deutsche Bundesbank, the issue of state-guaranteed ECB-eligible bearer bonds of € 15 billion and the issue of secured and ECB-eligible bonds of € 15 billion. In accordance with the contractual agreements, the costs of the liquidity facility will be equivalent to 93 basis points per annum (p.a.) over three-month Euribor (based on today's reference interest rates). In addition, a debtor warrant (Besserungsschein) involving costs of a further 90 basis points p.a. on average has also been agreed which has to be paid over a seven year period on a cumulative basis to the extent the Group generates a pre-tax profit provided that payments will be capped at € 100 million p.a. in the years 2009–2011, and at € 150 million p.a. in the years 2012–2015. The agreements with the German finance syndicate, the Deutsche Bundesbank and the Federal Finance Ministry for the liquidity lines were signed in the meantime. The liquidity lines were made available in full on 13 November 2008.

Within the framework of the transaction, Hypo Real Estate Holding AG as well as its major subsidiaries have transferred or assigned more than 99 % of their freely available assets with a total nominal value of approx. € 60 billion as collateral to the security trustee of the lenders. In addition Hypo Real Estate Holding AG pledged the shares in Hypo Real Estate Bank AG, Hypo Real Estate Bank International AG, DEPFA Deutsche Pfandbriefbank AG and DEPFA BANK plc as a security for the federal guarantee.

In addition to the liquidity facility, Hypo Real Estate Group is seeking further extensive support from SoFFin. This support is intended to cover both additional liquidity and any significant capital requirements. The granting of such support by SoFFin forms the basis for the necessary restructuring and repositioning of the Group.

Personnel October 2008 saw changes in the composition of the Executive Board of Hypo Real Estate Holding AG and its subsidiaries:

- On 7 October 2008, with the approval of the Supervisory Board, Georg Funke resigned from all offices held within the Group, including the office of CEO of the Management Board of Hypo Real Estate Holding AG, with immediate effect.
- Bo Heide-Ottosen, member of the Management Board of Hypo Real Estate Holding AG and Member of the Board of Directors of DEPFA BANK plc in Dublin, laid down his mandates with immediate effect and left the Hypo Real Estate Group on 29 September.
- Dr. Robert Grassinger, member of the Management Board of Hypo Real Estate Holding AG and Chairman of the Management Board of Hypo Real Estate Bank AG, Munich, will leave the Group in early 2009. The Supervisory Board has agreed already beginning of July 2008 on his depature in mutual agreement.
- Cyril Dunne, formerly Chief Operating Officer of the Hypo Real Estate Group, will in future completely concentrate on his role as Chief Executive Office of DEPFA BANK plc.
- Paul Leatherdale, Member of the Board of Directors and CEO of DEPFA Bank plc in Dublin, left the Hypo Real Estate Group with immediate effect on 29 September 2008.
- Manuela Better, who was previously responsible for Hypo Real Estate Bank International AG's Asian business platform at the bank's Hong Kong office, was appointed as a member of the Board of Directors and Chief Risk Officer of DEPFA BANK plc, Dublin.
- Bettina von Oesterreich's mandate as member of the Management Board of Hypo Real Estate Bank International AG ended on 30 September 2008.

The following persons have been appointed to the Executive Board of Hypo Real Estate Holding AG:

- Dr. Axel Wieandt was appointed as CEO of Hypo Real Estate Holding AG with effect from 13 October 2008.
- Dr. Kai Wilhelm Franzmeyer was appointed to the Management Board of Hypo Real Estate Holding AG with effect from 13 October 2008. He has assumed responsibility for the entire Treasury of the Group.
- Frank Krings was appointed to the Management Board of Hypo Real Estate Holding AG as Chief Operating Officer on 20 October 2008.

The following change has occurred in the Supervisory Board of Hypo Real Estate Holding AG: Kurt F. Viermetz laid down his mandate as a member of the Supervisory Board and as Chairman of the Supervisory Board on 10 October 2008. With the resignation of Kurt F. Viermetz, his former deputy on the Supervisory Board, Prof. Dr. Klaus Pohle, has assumed the office of Chairman of the Supervisory Board on an interim basis.

Rating status The following rating actions took place for the banks in the Hypo Real Estate Group in the third quarter up to and including 28 October:

Standard & Poor's downgrades the long-term ratings of the banks in the Hypo Real Estate Group from A to A– (domestic subsidiaries) and from A+ to A (subsidiaries based abroad). The short-term ratings of the domestic subsidiaries are downgraded from A–1 to A–2, whereas the short-term ratings of the foreign subsidiaries are confirmed at A–1. All Pfandbrief ratings are confirmed as AAA, and the outlook for all ratings is stable. In view of the planned merger of the two German real estate banks, Moody's sets the long-term and financial strength ratings of Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG to review for a possible downgrade. The short-term ratings of both banks are confirmed as Prime–1.

Standard & Poor's downgrades the long-term and short-term ratings of all banks to BBB+/A–2 and issues a negative outlook. The Pfandbrief ratings are set to Credit Watch (review) with negative implications.

Moody's lowers the long-term ratings of DEPFA BANK plc, DEPFA ACS Bank as well as DEPFA Deutsche Pfandbriefbank AG from Aa3 to A2. The financial strength ratings are downgraded from C+ to D+. In addition, Moody's sets all Pfandbrief ratings to review for a possible downgrade.

Fitch reduces the long-term rating of the banks in the Hypo Real Estate Group from A or AA– to A–, for all rated banks in the Group. The short-term ratings are confirmed as F1 or downgraded from F1+ to F1 for part of the Group. The outlook for all ratings is stable. At the same time, the ratings of the public Pfandbriefe of DEPFA Deutsche Pfandbriefbank AG and the asset-covered securities (ACS) of DEPFA ACS Bank are confirmed as AAA in

each case. The mortgage Pfandbriefe of Hypo Real Estate Bank AG and of Hypo Real Estate Bank International AG are set to Rating Watch Negative.

Standard & Poor's lowers the ratings of the banks in the Hypo Real Estate Group for long-term liabilities from BBB+ to BBB, but confirms the short-term A–2 rating. The outlook for the ratings is "developing".

In anticipation of the merger, Moody's has harmonised the ratings of Hypo Real Estate Bank International AG to those of Hypo Real Estate Bank AG (A2/P–1/C–), and has simultaneously downgraded mortgage bonds issued by Hypo Real Estate Bank International AG from Aa2 to Aa3. Furthermore, Moody's has downgraded ACS issued by DEPFA ACS Bank from Aaa to Aa1. All Moody's ratings of Hypo Real Estate Group continue to be subject to review for possible downgrade.

Development in earnings

Hypo Real Estate Group

The Hypo Real Estate Group operates its business in the three segments of Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management. In the first nine months of 2008, its performance was affected by the increasingly serious crisis on the capital and financing markets. In particular, after the US investment bank Lehman Brothers Inc. had to apply for creditor protection, the interbank market collapsed almost completely.

The crisis on the capital and financing markets and the changed situation of the Group also had a considerable impact on the income statement of the Hypo Real Estate Group. In the first nine months of 2008, pre-tax profit/loss was considerably negative, namely € –2,898 million, compared with the figure of € 592 million in the corresponding previous year period. The decline is mainly attributable to impairments of € –2,482 million recognised for the goodwill and intangible assets of DEPFA. In addition, pre-tax profit/loss was also burdened by the valuation result totalling € –627 million in relation to collateralised debt obligations (CDOs) which is attributable to the financial market crisis and which has to be recognised in the income statement. On the other hand, the valuation profit of € 180 million attributable to the derivative embedded in the mandatory convertible bond had a positive impact.

Furthermore, the previous year figure did not include the contributions to earnings made by DEPFA BANK plc and its subsidiaries (DEPFA) as well as the costs incurred for refinancing the acquisition. This is caused by the fact that DEPFA only has to be consolidated with the acquisition date, namely 2 October 2007. To present the DEPFA acquisition in an economically meaningful and sensible way, the operating results of the Hypo Real Estate Group have been compared with the pro forma previous year income statement.

The pro forma prior year financial information has been prepared on the basis of the principles of the Institut der Wirtschaftsprüfer with regard to the preparation of pro forma disclosures (IDW RH HFA 1.004 "Preparation of pro forma financial information"). The statement, recognition and valuation of the pro forma financial information are consistent with IFRS principles. The statement, recognition and valuation principles which have been used are the same as those described in the audited and published consolidated financial statements of Hypo Real Estate Holding AG for the period ending 31 December 2007. The pro forma figures do not take account of any synergy or cost savings associated with the transaction. In accordance with the IDW principles relating to pro forma financial information, it has been assumed that the acquisition took place as of 1 January 2006 for the purpose of preparing the pro forma income statements. The pro forma financial information is based on the acquisition method in accordance with IFRS 3 (Business Combinations). Accordingly, the information available at the point of preparation has been used as the basis for spreading the calculated costs of purchase provisionally over the acquired assets and the transferred liabilities. The distribution is based on the market values of the acquired assets and liabilities as of 2 October 2007 which have been determined provisionally by management.

Compared with first nine months pro forma figures of the previous year, the development in earnings at Hypo Real Estate Group has been as follows:

Key Financials

		1.1.–30.9.2008	pro forma 1.1.–30.9.2007
Operating performance			
Operating revenues	in € million	75	1,430
Net interest income and similar income	in € million	957	1,031
Net commission income	in € million	104	178
Net trading income	in € million	−435	−22
Net income from financial investments	in € million	−528	212
Net income from hedge relationships	in € million	−34	12
Balance of other operating income/expenses	in € million	11	19
Provisions for losses on loans and advances	in € million	247	81
General administrative expenses	in € million	424	492
Impairments on goodwill and DEPFA's intangible assets	in € million	2,482	–
Balance of other income/expenses	in € million	180	–
Pre-tax profit/loss	in € million	−2,898	857
Key ratio			
Cost-income ratio (based on operating revenues)	in %	> 100.0	34.4

Operating revenues The operating revenues of € 75 million are considerably lower than the figure for the corresponding previous year period (2007: € 1,430 million). This decline is attributable to all main types of revenue. More than half of the decline was attributable to the negative valuation result of € −627 million in relation to CDOs which was recognised in the income statement.

Net interest income and similar income declined to € 957 million (2007: € 1,031 million). This decline was mainly attributable to two factors: Firstly, net interest income of the current year of € −100 million was affected by interest positioning of DEPFA from previous years (2007: € −35 million). Secondly, net interest income includes considerably lower one-off income than was the case in the corresponding previous year period. The income from sales of loans and receivables, early repayment penalties as well as redemptions and repurchases of financial liabilities declined to € 99 million, compared with € 208 million in the previous year. Excluding these two factors, net interest income of the current year was higher than the corresponding figure for the previous year. This was due to the expanded infrastructure finance portfolio, the drawn liquidity facilities of DEPFA, the increased new business margins in the segment Public Sector & Infrastructure Finance and the stronger US Dollar in the third quarter of 2008.

Net commission income amounted to € 104 million compared with € 178 million in the previous year. This decline was due to the lower new business in commercial real estate financing, lower income in asset management as well as lower income from new business with customer derivatives.

The turmoil on the financial markets which occurred in the second half of 2007 became even more serious in the first nine months of 2008. This development resulted in a further considerably negative impact on net trading income, which fell to € −435 million, compared with € −22 million in the previous year. A change in the valuation of synthetic CDOs resulted in € −218 million, thereof € −112 million in the third quarter of 2008. The synthetic CDOs comprise embedded derivatives which in accordance with IAS 39 must be separated and for which changes in value have to be recognised in the income statement. In the third quarter of 2008, there were also expenses of € −150 million impairments of derivative positions with Lehman Brothers, and expenses of € −11 million attributable to impairments in relation to securities with Icelandic counterparties held in the trading portfolio. The spread changes relating to other trading positions, also had a negative impact. For example, rating decreases of monoliners burdened net trading income by € 117 million. Pursuant to the IAS 39 amendment "Reclassification of Financial Assets" approved by the IASB and en-

dorsed by the EU in October 2008, Hypo Real Estate Group reclassified financial assets out of the category held for trading into the category loans and receivables. This reclassification with a carrying amount of € 3.5 billion was made retrospectively as of 1 July 2008. Without this reclassification net trading income would have been lower by € 159 million in the first nine months 2008.

Due to the turmoil on the financial markets, impairments in relation to numerous financial investments must be recognised. Therefore, net income from financial investments declined to € –528 million, whereas a positive figure of € 212 million had been reported in the previous year. By far the largest impairment had to be recognised in relation to cash CDOs (€ –409 million, of which € –195 million in the third quarter of 2008). The figure of € –409 million comprises the part release of the model reserve of € 70 million in the second quarter 2008. The model reserve had been set up for uncertainties relating to the assumptions and estimates. Net income from financial investments also includes a write-down of € 76 million in relation to shares of the Australian investment and consultancy Babcock & Brown Ltd., reducing the remaining fair value to € 8 million as of 30 September 2008. Moreover, in the third quarter of 2008, an impairment of € –25 million was recognised for securities of the US-American investment bank Lehman Brothers, and an impairment of € –32 million was recognised for securities of Icelandic issuers as well as a portfolio-based provision of € 70 million was recognised for assets reclassified into LaR according to IAS 39. In addition, profits from the sale of securities also declined appreciably compared with the previous year. Widening spreads had a negative impact on the price of public finance paper and other securities, and the volume of financial investments sold in the first nine months of 2008 was lower than in the corresponding previous year period. The initial consolidation of Quadra Realty Trust, Inc., New York, had a positive impact of € 22 million, after transaction costs on net income from financial investments. Because Hypo Real Estate Group's interest in the net fair value of the reported assets, liabilities and contingent liabilities exceeded the acquisition costs, the surplus has to be recognised immediately in the income statement in accordance with IFRS 3.56. The income of € 31 million from the disposal of a property was partly compensated by an impairment of € –13 million in relation to another property.

Net income from hedge relationships included hedge inefficiencies within the range permitted by IAS 39 (80 % to 125 %) as well as the valuation results of dFVTPL investments and the related derivatives. Overall, net income from hedge relationships amounted to € –34 million, compared with € 12 million in the previous year. The fair values of positions hedged in relation to interest risks deteriorated particularly in the third quarter of 2008 as a result of credit spread changes.

The balance of other operating income/expenses amounted to € 11 million, and included a repayment of trade income tax of € 4 million attributable to the purchase of a subsidiary by DEPFA Deutsche Pfandbriefbank AG in 2004. Currency changes also had a positive impact. The previous year figure of € 19 million mainly included a reversal of a provision of € 18 million for interest on taxes at DEPFA Deutsche Pfandbriefbank AG.

Provisions for losses on loans and advances Additions to provisions for losses on loans and advances amounted to € 247 million, and were higher than the corresponding previous year figure (2007: € 81 million), as the impact of the downturn in the economic climate and the deteriorated situation on some real estate markets became noticeable. The additions to provisions for losses on loans and advances also include an increase of portfolio-based provisions of € 115 million, thereof € 105 million in the third quarter 2008.

General administrative expenses General administrative expenses improved to € 424 million (2007: € 492 million) due to significantly reduced bonus accruals, although the figure for the current financial year was affected by consultancy fees in connection with the acquisition of Hypo Real Estate Holding shares by the group of investors coordinated by J.C. Flowers. The work force comprises 1,848 employees as of 30 September 2008 (31 December 2007: 2,000 employees).

Impairments on goodwill and DEPFA's intangible assets Intangible assets with a limited useful economic life, such as software and customer relationships, have to be depreciated. In addition, an impairment test has to be carried out at least annually or if there are any indications of impairment for these assets as well as for intangible assets with an indefinite useful economic life, such as goodwill and brand names. Such an indication is the occurrence of sig-

nificant changes with detrimental consequences for the Company in the extent or the way in which intangible assets are used or are expected to be used. Mid-September 2008, after the US investment bank Lehman Brothers Inc. had to apply for creditor protection, the interbank market collapsed almost completely. In consequence of the collapsed interbank market it was not possible anymore to conduct the business of DEPFA on the same basis as assumed at the acquisition of DEPFA in October 2007. Therefore, Hypo Real Estate Group is revising its business model. Accordingly, new business in all segments will be significantly reduced and the portfolio will be downsized. The future benefit which was originally used as the basis of valuing the goodwill and other intangible assets accordingly no longer exists. For this reason, the goodwill was written down by € 2,223 million in the third quarter of 2008. In addition, the capitalised brand names were completely written off (€ 80 million) in the third quarter of 2008, as were customer relationships (€ 165 million) and the acquired software of DEPFA (€ 14 million).

Balance of other income/expenses The balance of other income/expenses of € 180 million (2007: € 0 million) was attributable to the mandatory convertible bond issued for financing the DEPFA acquisition. The mandatory convertible bond converted on 20 August 2008 comprised an embedded compound derivative based on shares of Hypo Real Estate Holding AG. In accordance with IAS 39, the embedded derivative must be separated and measured at fair value through profit or loss. The fair value change till conversion date of € 180 million in the fair value has to be recognised in the income statement.

Pre-tax profit/loss Pre-tax profit/loss for the first nine months of 2008 was considerably negative (€ –2,898 million), whereas a positive pre-tax profit/loss of € 857 million was reported in the previous year. Excluding the effects of the derivative embedded in the mandatory convertible bond (€ 180 million), the impairment on goodwill and intangible assets of DEPFA (€ –2,482 million), the valuation result of the CDO portfolio affecting income (€ –627 million), the impairments relating to positions with Lehman Brothers Inc. (€ – 175 million) and the impairments relating to positions with Icelandic counterparties (€ –43 million), pre-tax profit/loss amounted to € 249 million. This pre-tax profit/loss underlines that the Hypo Real Estate Group was profitable with its operations in the first nine months of 2008 despite the financial market crisis. In the third quarter of 2008, the according pre-tax profit/loss amounted to € –117 million.

Net income After taxes, net income in the first nine months of 2008 amounted to € –2,892 million; this is completely attributable to the shareholders as there are no minority interests. Due to a € 6 million higher deferred tax income above current tax expenses the net income is less negative than the pre-tax profit/loss. The pre-tax profit/loss, excluding the effects listed above and excluding the deferred tax expense of € 8 million attributable to capitalised losses carried forward relating to other periods, resulted in net income of € 9 million.

Business segment Commercial Real Estate

The business segment Commercial Real Estate essentially comprises the strategic, commercial real estate financing arrangements of Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG. Accordingly, the segment comprises the domestic and international activities in the field of commercial real estate financing.

In the first nine months of 2008, pre-tax profit/loss amounted to € 297 million, and was lower than the previous year pro-forma figure of € 524 million. This decline is mainly due to lower operating revenues, which amounted to € 657 million compared with € 718 million in the previous year, and an increased provision for losses on loans and advances. The decline in operating revenues was again mainly due to lower net commission income and lower net trading income.

Net interest income amounted to € 569 million, compared with € 558 million in the previous year. The strategic real estate financing portfolio paid out was higher compared to the previous year, and had a positive impact in this respect. Net commission income declined to € 67 million due to the lower volume of new business and lower income from new business with customer derivatives (2007: € 126 million). A loss of € –20 million was reported for net trading income as a result of interest positioning, compared with a profit of € 3 million in the previous year. Due to higher profits from the sale of securities, net income from financial investments rose to € 40 million

Key Financials

		1.1.–30.9.2008	pro forma 1.1.–30.9.2007
Operating performance			
Operating revenues	in € million	657	718
Net interest income and similar income	in € million	569	558
Net commission income	in € million	67	126
Net trading income	in € million	−20	3
Net income from financial investments	in € million	40	21
Net income from hedge relationships	in € million	–	4
Balance of other operating income/expenses	in € million	1	6
Provisions for losses on loans and advances	in € million	227	51
General administrative expenses	in € million	133	143
Balance of other income/expenses	in € million	–	–
Pre-tax profit/loss	in € million	297	524
Key ratio			
Cost-income ratio (based on operating revenues)	in %	20.2	19.9

(2007: € 21 million). Because the changes in value in underlyings and hedging instruments balanced each other out completely, there was no net income from hedge relationships (2007: € 4 million). The balance of other operating income/expenses amounted to € 1 million (2007: € 6 million), and was mainly attributable to currency changes recognised in the income statement.

Additions to provisions for losses on loans and advances (including the increase of portfolio-based provisions) increased to € 227 million due to the downturn in the economic climate and the deteriorated stituation on some real estate markets and were consequently higher than the low previous year figure of € 51 million.

Despite the salary increases within the usual framework, general administrative expenses of € 133 million were considerably lower than the corresponding previous year figure (2007: € 143 million). This development is the result of a stringent cost policy. However, because operating revenues declined almost to the same extent, the cost-income ratio was nearly unchanged at 20.2 % (2007: 19.9 %).

Business segment Public Sector & Infrastructure Finance

The business segment Public Sector & Infrastructure Finance mainly comprises the public sector business of DEPFA as well as the infrastructure financing business which was in the meantime pooled within DEPFA.

Pre-tax profit/loss of the segment declined in the first three quarters of 2008 to € 339 million compared to the previous year period (2007: € 501 million). This decline is mainly attributable to lower profits from the sale of loans and receivables and securities as well as a lower net trading income which decreased due to the turmoil on the financial markets.

The lower realisation gains and the lower net trading income have had an impact on operating revenues, which declined to € 429 million (2007: € 612 million). Net interest income and similar income increased from € 421 million to € 525 million. This was mainly due to an appreciable improvement in the yields of new business, a higher volume of infrastructure financing compared with the previous year, as well as income from liquidity facilities which were drawn. Profits from the sale of loans and receivables and profits from the redemption of liabilities were lower than the corresponding previous year figure. Net commission income was stated as

Key Financials

		1.1.–30.9.2008	pro forma 1.1.–30.9.2007
Operating performance			
Operating revenues	in € million	429	612
Net interest income and similar income	in € million	525	421
Net commission income	in € million	24	28
Net trading income	in € million	−114	−31
Net income from financial investments	in € million	8	172
Net income from hedge relationships	in € million	−14	21
Balance of other operating income/expenses	in € million	–	1
Provisions for losses on loans and advances	in € million	–	1
General administrative expenses	in € million	90	110
Balance of other income/expenses	in € million	–	–
Pre-tax profit/loss	in € million	339	501
Key ratio			
Cost-income ratio (based on operating revenues)	in %	21.0	18.0

€ 24 million, almost on the level of the previous year (2007: € 28 million). Net trading income amounted to € −114 million in the first nine months compared with € −31 million in the previous year period. In the third quarter of 2008, there were also expenses of € −120 million which we did not expect to this extent attributable to the massive market turmoil during re-hedging and measuring of derivative positions with Lehman Brothers Inc., and expenses of € −11 million attributable to impairments in relation to securities with Icelandic counterparties held in the trading portfolio. The development of market values of swaps from Treasury activities in relation to public sector finance business had a positive impact. After spreads widening had had a negative impact on the price of public sector finance paper, a lower volume of financial investments was sold. Net income from financial investments accordingly fell to € 8 million, after having been stated as € 172 million in the corresponding previous year period. Due to the credit spread changes of the dFVTPL financial assets hedged against interest rate risks the net income from hedge relationships amounted to € −14 million (2007: € 21 million). The balance of other operating income/expenses amounted to € 0 million (2007: € 1 million).

No additions to provisions for losses on loans and advances were necessary in the business segment Public Sector & Infrastructure Finance (2007: Portfolio-based allowances of € 1 million). General administrative expenses fell by € 20 million to € 90 million (2007: € 110 million). Because operating revenues declined to a larger extent than general administrative expenses, the cost-income ratio deteriorated to 21.0 % compared with 18.0 % in the previous year period.

Business segment Capital Markets & Asset Management

The Capital Markets & Asset Management segment comprises all activities of the Group in connection with the capital market as well as asset management for real estate secondary products. The focus is on products such as customer derivatives, securitisations and selected asset management solutions.

As was the case in the second half of 2007, the turmoil on the financial markets continued to have an impact on the results of operations of the business segment Capital Markets & Asset Management. In consequence, pre-tax profit/loss in the current year amounted to € −41 million, after having been stated as € −9 million on a pro-forma basis in the corresponding previous year figure.

The worse result is reflected in operating revenues, which decreased to € 16 million compared with a figure of € 62 million in the previous year. Net interest income of € 56 million was almost unchanged compared with the previous year figure of € 58 million. A positive effect of € 17 million attributable to the termination of a reverse repo transaction in the third quarter of 2008 was overcompensated by effects resulting from the declining volume of assets. Net commission income fell from € 31 million in the corresponding previous year period to € 17 million, mainly because less income was generated from business with customer derivatives and asset management. Net trading income, which amounted to € –74 million (2007: € 1 million), was characterised by the credit spreads which widened in the financial market crisis. In the second quarter of 2008, credit spreads had recovered slightly, although there was a further significant deterioration in the third quarter of 2008 as markets collapsed in certain areas. In the third quarter of 2008 additional expenses arose which amounted to € –24 million attributable to derivatives with Lehman Brothers Inc. and to € –117 million attributable to value decreases of monoliners. Net income from financial investments includes the effect of € 22 million after transaction costs attributable to the initial consolidation of Quadra Realty Trust, Inc., New York. Net income from hedge relationships amounted to € –4 million, as the changes in value in the underlyings and hedging instruments did not completely balance each other out (2007: € –13 million). As was the case in the previous year, the balance of other income/expenses was € 0 million.

No additions to provisions for losses on loans and advances were necessary (2007: € 1 million). In line with the reduction of business, general administrative expenses fell from € 70 million in the previous year to € 57 million.

Key Financials

		1.1.–30.9.2008	pro forma 1.1.–30.9.2007
Operating performance			
Operating revenues	in € million	16	62
Net interest income and similar income	in € million	56	58
Net commission income	in € million	17	31
Net trading income	in € million	–74	1
Net income from financial investments	in € million	21	–15
Net income from hedge relationships	in € million	–4	–13
Balance of other operating income/expenses	in € million	–	–
Provisions for losses on loans and advances	in € million	–	1
General administrative expenses	in € million	57	70
Balance of other income/expenses	in € million	–	–
Pre-tax profit/loss	in € million	–41	–9
Key ratio			
Cost-income ratio (based on operating revenues)	in %	> 100.0	> 100.0

Corporate Centre

Corporate Centre includes consolidation transactions as well as the contributions to earnings of the non-strategic portfolios like the CDO portfolio or the carry book of DEPFA. In addition, it includes the contributions to earnings of Hypo Real Estate Holding AG like impairments on its holdings.

The corporate centre was most affected by the costs of the financial market crisis and the changed situation of Hypo Real Estate Group. As a consequence, pre-tax profit/loss amounted to € –3,493 million (2007 on the basis of pro-forma figures: € –159 million).

Net interest income and similar income declined from € –6 million in the previous year to € –193 million. Firstly, net interest income of the current year of € –100 million was affected by interest positionings of DEPFA from previous years (2007: € –35 million). Secondly, net interest income includes expenses attributable to the mandatory convertible bond of € –16 million. In addition net interest income includes considerably lower one-off income from sale of loans and prepayment penalties than was the case in the corresponding previous year period. Net trading income of € –227 million (2007: € 5 million) was mainly burdened by negative valuation changes of synthetic CDOs to be recognised in the income statement of € –218 million and expenses of € –6 million attributable to derivatives with Lehman Brothers Inc. Impairments on cash CDOs of € –409 million (including the part release of the model reserve of € 70 million in the second quarter 2008 which had been set up for uncertainties relating to the assumptions and estimates), impairments on shares of Babcock & Brown Ltd. of € –76 million, impairments on securities of Lehman Brothers Inc. of € –25 million and impairments on securities of Icelandic issuers of € –32 million as well as portfolio-based provisions for assets reclassified into LaR according to IAS 39 of 70 million were the biggest components of net income from financial investments. Net income from hedge relationships was negative (€ –16 million) as the fair value of the positions hedged against interest rate risks decreased due to credit spread changes. The balance of other operating income/expenses included a repayment of trade income tax of € 4 million attributable to the purchase of a subsidiary by DEPFA Deutsche Pfandbriefbank AG in 2004 and currency changes.

General administrative expenses decreased due to significantly reduced bonus accruals. Impairments on goodwill and DEPFA's intangible assets of € –2,482 million were allocated to the corporate centre.

Key Financials

		1.1.–30.9.2008	pro forma 1.1.–30.9.2007
Operating performance			
Operating revenues	in € million	–1,027	38
Net interest income and similar income	in € million	–193	–6
Net commission income	in € million	–4	–7
Net trading income	in € million	–227	5
Net income from financial investments	in € million	–597	34
Net income from hedge relationships	in € million	–16	–
Balance of other operating income/expenses	in € million	10	12
Provisions for losses on loans and advances	in € million	20	28
General administrative expenses	in € million	144	169
Impairments on goodwill and DEPFA's intangible assets	in € million	2,482	–
Balance of other income/expenses	in € million	180	–
Pre-tax profit/loss	in € million	–3,493	–159

Development in assets

The total assets of Hypo Real Estate Group amounted to € 392.5 billion as of 30 September 2008, compared with € 400.2 billion as of 31 December 2007.

The decline in total assets is attributable mainly to reduced trading assets, lower intangible assets and a reduced cash reserve. The trading portfolios were reduced as a response to the turmoil on the international financial markets. In addition, trading assets decreased due to reclassifications from HfT assets into LaR financial investments according to IAS 39. The intangible assets declined because goodwill was impaired to a residual value of € 10 million, and the brand name, customer relationships and the software of DEPFA were written off completely. At the end of 2007, cash reserves were unusually high as a result of short-term parking of cash with the central bank. These funds were invested in the first quarter of 2008. The investment resulted mainly in an increase in the volume of financial investments, in which the volume of bonds and debt securities in particular increased. One of the main aspects evident in this respect was the strong new business of the Public Sector & Infrastructure Finance in the first two quarters 2008. On the other hand, dFVTPL financial investments declined as a result of a portfolio sale. Following the complete acquisition of Quadra Realty Trust, Inc., New York, and the subsequent full consolidation, there are no longer any shares accounted for using the equity method.

The volume of loans and advances was virtually unchanged compared with the end of the year. Loans and advances to other banks declined appreciably as a result of much lower cash investments in response to the crisis of the interbank market. On the other hand, loans and advances to customers increased, also as a result of the increased portfolio of Public Sector & Infrastructure Finance. The contingent liabilities attributable to the total volume of lending amounted to € 3.2 billion as of 30 September 2008 (31 December 2007: € 4.4 billion). The total volume of lending, which comprised loans and advances to customers and loans and advances to other banks excluding investments as well as the contingent liabilities, amounted to € 260.9 billion as of 30 September 2008, compared with € 256.2 billion at the end of 2007.

Loan portfolio development In the following descriptions, the loan portfolio, unlike the total volume of lending according to IFRS, also includes loan commitments and securities and is the basis for group management.

The strategic real estate financing portfolio amounted to € 63.3 billion as of 30 September 2008, compared with € 65.6 billion as of 31 December 2007. Of this figure, € 55.9 billion was paid out (31 December 2007: € 54.3 billion). Although the new business volume was reduced significantly to € 7.3 billion (30 September 2007: € 25.3 billion), the total portfolio decreased only slightly, as prepayments declined as well. The return after taxes on new business developed positively and increased to more than 15 %.

Public finance amounted to € 231.9 billion as of 30 September 2008 and increased slightly compared with 31 December 2007 (€ 229.0 billion). Due to higher drawings, the volume of paid out loans increased to € 216.0 billion compared with € 206.4 billion as of 31 December 2007. The volume of new business for public finance was below the level of the previous year and amounted to € 31.3 billion, compared with € 45.4 billion in the first nine months in 2007 (DEPFA included). The achieved margin for new business improved to 40 bps.

Infrastructure finance amounted to € 19.6 billion as of 30 September 2008 and thus increased slightly compared with € 18.4 billion as of 31 December 2007. Of this figure, € 16.1 billion has been paid out (31 December 2007: € 15.5 billion). The volume of new business for infrastructure finance amounted to € 2.8 billion and thus was clearly below new business generated during the first nine months in the previous year (30 September 2007 including DEPFA: € 10.6 billion).

The capital markets portfolio amounted to € 15.4 billion as of 30 September 2008 compared with € 18.3 billion as of 31 December 2007.

There are also assets under management of € 15.2 billion (31 December 2007: € 20.5 billion). The decline is attributable to the reduction of client funds following the turmoil on the financial markets.

Development in the financial position

Total Group liabilities amounted to € 390.6 billion as of 30 September 2008, compared with € 394.1 billion as of 31 December 2007.

The sum of liabilities evidenced by certificates as well as liabilities to other banks and liabilities to customers declined only slightly. However, there were considerable shifts between the individual items in response to the intensifying financial crisis and the collapse of some markets. Accordingly, liabilities evidenced by certificates declined because it became increasingly difficult to place issues. In addition, the decline was also a consequence of the sale and streamlining of the non-strategic portfolio in financial 2007 and the strategic streamlining of the public cover funds at Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG. Because the interbank market was also disrupted, Hypo Real Estate Group, as was the case with other banks, had to increasingly utilise central bank funds. These liabilities are shown under liabilities to other banks.

The reduced trading activity was reflected in lower trading liabilities. Other liabilities increased compared with the end of the previous year. This increase is attributable to the development of the negative market values of derivative hedging instruments. Negative market values rose as a result of the changed level of interest rates on many markets.

Shareholders' equity (excluding revaluation reserve) amounted to € 5.2 billion as of 30 September 2008, compared with € 7.9 billion as of 31 December 2007. This decline is attributable to the Group loss reported for the first nine months of 2008. On the other hand, as a result of the conversion of the mandatory convertible bond issued in 2007, subscribed capital increased by € 29,928,774 and additional paid-in capital increased by € 420,071,266. Conversely, the subordinated capital decreased by € 450 million. Overall, 9,976,258 shares each with a nominal value of € 3.00 were issued on 20 August 2008.

The revaluation reserve declined by € 1.4 billion compared with the previous year end. Thereby the AfS reserve decreased to € –2.1 billion as of 30 September 2008 compared with € –0.3 billion as of 31 December 2007. This development results predominantly from adjustments in prices in the first half of 2008. The main reason for the considerable decline in the AfS reserve was the wider credit spreads for government finance papers of Italy, Greece, the USA and Poland. The AfS reserve also comprises the effects attributable to the valuation of structured products and debt securities issued by banks. Pursuant to the IAS 39 amendment "Reclassification of Financial Assets" approved by the IASB and endorsed by the EU in October 2008, Hypo Real Estate Group reclassified financial assets out of the category 'available for sale' into the category 'loans and receivables'. These reclassifications with a book value of € 76.1 billion were made retrospectively as of 1 July 2008. Without this reclassification the AfS reserve after taxes as of 30 September 2008 would have been lower by € 1.8 billion. On the other hand, the cash flow hedge reserve amounted to € –1.2 billion (31.12.2007: € –1.5 billion) at year-end.

Other commitments declined to € 24.0 billion from € 35.5 billion at the end of last year. This included liquidity facilities issued by DEPFA, which declined from € 16.5 billion as of 31 December 2007 to € 8.5 billion. The liquidity facilities are products which are sold on the US market and which are linked to the issues of taxfree municipal bonds. The decline in the liquidity facilities is attributable to the utilisation of the credit lines, some of which have already been repaid. The loans and advances which have not been disbursed or which have not been completely disbursed are reflected in the irrevocable loan commitments, and amounted to € 15.5 billion as of 30 September 2008 compared with € 17.3 billion as of 31 December 2007. The reduction in the irrevocable loan commitments reflects the higher drawing rate of real estate and public sector financing.

Regulatory indicators according to Basel II[1]

The core capital (Tier I) for regulatory purposes (according to BIS) amounted to € 6.6 billion as of 30 September 2008 compared with € 7.1 billion as of the end of 2007. Supplementary capital (Tier II) amounted to € 2.7 billion (31 December 2007: € 2.9 billion). Overall therefore, own funds amounted to around € 9.2 billion, compared with € 10.0 billion at the end of 2007. There was no Tier III capital as of the reporting dates.

The core capital ratio is 6.8 % (compared to 7.0 % according to the old BIS logic at 31 December 2007); the own funds ratio is 9.6 % (compared to 9.4 %). The changes resulted primarily from the switch in the calculation methodology for the risk weighted assets (RWA) from the BIS logic to the Basel II values according to the German Solvability Regulation (SolvV) as well as the initial voluntary deduction of asset side differences from core capital (Tier I) of € 742 million.

Refinancing

Hypo Real Estate Group's refinancing activities to date have been executed by the respective business lines. Public Sector & Infrastructure Finance refinancing activities are managed by the DEPFA funding teams which are based in Dublin, Eschborn, New York and Tokyo while all Commercial Real Estate refinancing activities are conducted by Hypo Real Estate's Munich and New York based funding teams.

[1] To calculate the regulatory figures, the former definition of core capital according to BIS was utilised for the purpose of better comparisons, therefore goodwill amounts are already deducted from Tier I. The risk weighted assets were calculated on the basis of the German Solvency Regulation (SolvV). For these risk weighted assets, the amounts were calculated according to the Advanced Internal Rating Based Approach for those portfolios, for which the Hypo Real Estate Group has received the approval from the German Federal Financial Supervisory Authority. This applies primarily to Hypo Real Estate Bank AG, Hypo Real Estate Bank International AG, Hypo Public Finance Bank, and Hypo Pfandbriefbank International. For the entities of the former DEPFA Group, the risk weighted assets were calculated according to the Standardised Approach. For calculating the capital requirements for operational risk, the Standardised Approach was applied across the entire group. For the calculation of the core capital ratio the risk weighted counterparty risk positions plus the 12.5-multiple of the operational risks plus the 12.5-multiple of the markets risk positions are used.

As of 30 September 2008, the Group's total liabilities were divided into secured funding of about € 261 billion, unsecured funding of approximately € 100 billion and other balance sheet items, which include negative market values of derivatives from hedging and trading derivatives as well as income tax liabilities of approximately € 30 billion. Covered bonds (€ 145 billion), repos (€ 70 billion) and liabilities from central banks (€ 39 billion) were the biggest components of secured funding. Unsecured funding mainly consisted of unsecured bonds (€ 53 billion), unsecured money market (€ 24 billion) as well as commercial paper and certificates of deposits (€ 21 billion).

Following the collapse of the US bank Lehman Brothers Inc. the following trends became discernible in the markets:

1) Ever shorter dated money market maturities. Previously deposits, repos and commercial paper which had been executed with tenors of three to six months were replaced with tenors of significantly below one month or not at all.
2) The cost of funding continued to increase as credit markets seized up, resulting in Libor rates setting significantly higher than the official base rates.
3) Banks became increasingly reluctant to lend to one another, leading to widespread central bank intervention in the form of liquidity injections in order to ease the tight credit markets.

Due to the changes in the markets concrete steps were taken to secure Hypo Real Estate Group's liquidity. The measures are described in the chapter "Major events".

Commercial Real Estate Finance Hypo Real Estate Group's Commercial Real Estate financing strategy is implemented via two banks, Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG in Munich. During the third quarter both entities were active across the curve in the money markets as well as the capital markets.

Money market activities Commercial Real Estate short-term funding activities maintained their focus during the third quarter on Interbank Deposits, the issuance of Commercial Paper and Certificates of Deposit, as well as tri-party and bilateral Repos.

Other funding activities Up to the middle of the third quarter, long-term funding activities benefited from the fact that Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG had access to the German Pfandbrief market which to that point had proven itself to be resilient to the challenging market conditions. Until the severe market disruption in September 2008, Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG executed significant volumes of senior unsecured private placements in both loan and medium term note (MTN) format as well as private placements in mortgage Pfandbriefe format via the international financial markets as well as its strong German investor base.

Public Sector & Infrastructure Finance Public Sector & Infrastructure Finance refinancing activities are conducted by the DEPFA entities within Hypo Real Estate Group, namely DEPFA BANK plc, DEPFA ACS Bank and DEPFA Deutsche Pfandbriefbank AG.

Money market activities During the third quarter DEPFA's short-term funding activities were focused on Interbank Deposits, the issuance of Commercial Paper and Certificates of Deposit, as well as tri-party and bilateral Repos.

Other funding activities DEPFA's other funding activities were focused on Covered Bond issuance using both the DEPFA ACS Bank and DEPFA Deutsche Pfandbriefbank AG Covered Bond platforms.

DEPFA Deutsche Pfandbriefbank AG was present in the public markets during the third quarter with the issuance of a Jumbo Public Sector Pfandbrief. Despite the turmoil in the capital markets this issue, a € 2 billion two-year transaction was executed at Midswaps + 1 bp.

Summary

The crisis on the capital and financing markets became even more serious in the third quarter of 2008. The crisis of confidence on the interbank money market following the application for creditor protection by the US investment bank Lehman Brothers Inc. led to a breakdown of the interbank market so that the refinancing of Hypo Real Estate Group was not assured anymore.

The crisis on the capital and financing markets and the changed situation of the Hypo Real Estate Group also had a considerable impact on the income statement of Hypo Real Estate Group. An impairment of € 2,482 million was recognised in relation to the goodwill and intangible assets of DEPFA. In addition, net trading income was depressed by the valuation changes attributable to synthetic collateralised debt obligations recognised in the income statement as well as the credit spread changes of numerous trading assets like monoliners. Financial assets such as cash collateralised debt obligations, shares in Babcock & Brown Ltd. as well as positions with Lehman Brothers Inc. and Icelandic counterparties had to be written down in certain cases. In general, pre-tax profit/loss was very negative as a result of these positions.

With effect from 14 March 2008, Quadra Realty Trust, Inc., New York, which was previously accounted for using the equity method, became a wholly owned subsidiary of Hypo Real Estate Capital Corporation. Previously, the 65.3 % of shares in Quadra Realty Trust, Inc., which were held by external shareholders were acquired for a price of US $ 10.6506 in cash per share. In addition Quadra Realty Trust, Inc. announced a dividend of US$ 0.3494 (a total of US$ 9 million) with the accepted offer for the takeover, so that the external shareholders received a total of US$ 11.00 for each Quadra share.

On 23 June 2008, a group of investors coordinated by J.C. Flowers acquired around 24.9 % of the shares of Hypo Real Estate Holding AG. As of 30 June 2008, none of the investors (pooled in the group) held more than 10 % of the shares of Hypo Real Estate Holding AG.

With the exception of the transactions detailed above, no major transactions with related parties were carried out in the first nine months 2008.

Events after 30 September 2008

Events before and after the balance sheet date concerning the steps to stabilise Hypo Real Estate Group as well as changes in ratings and personnel are described in the chapter "Major Events".

The companies of Hypo Real Estate Group have received loan commitments of € 50 billion from a syndicate from the German finance sector and the Bundesbank with the involvement of the German Federal Government as well as from the German Financial Markets Stabilisation Fund as a solution to liquidity problems. In the period from 1 October 2008 till the date of preparation of this interim report on 14 November 2008 the companies of Hypo Real Estate Group had made use of these liquidity facilities to the extent of more than € 44 billion.

Apart from the above, there have been no notable events after 30 September 2008.

The crisis on the capital and financial markets became much more serious in the third quarter of 2008 particularly as a result of the insolvency of the Lehman Brothers Group. Various financial service providers, and in particular banks, were taken over by third parties, nationalised in certain cases or even had to register insolvency. Accordingly, the risk premiums across all ratings increased dramatically. Medium- and long-term refinancing has thus become possible – if at all – only via covered bonds, and has become very expensive. Worldwide interbank money markets also remain impaired, despite the supply of liquidity by central banks.

Due to the crisis of confidence between the banks, interbank trading has ground to an almost complete standstill. In consequence, the short-term liquidity requirement of Hypo Real Estate Group was no longer covered on the market. The continued existence of the Company as a going concern was only assured by way of a liquidity line of the Deutsche Bundesbank combined with a guarantee provided by the Federal Finance Ministry and exceptional liquidity aid via the Financial Market Stabilisation Fund (SoFFin). This liquidity facility was repaid on the 13 November 2008 out of a facility of a German finance syndicate, the Deutsche Bundesbank and the Federal Finance Ministry.

This Risk Report focuses on changes and developments which have taken place in 2008 compared with the end of 2007. The structure of responsibilities and duties of the various executive bodies, the organisation structure as well as the individual risk measuring and management measures are to a large extent unchanged compared with the end of 2007, and are described in detail in the Risk Report of the Annual Report 2007.

Organisation and control of risk management

The major responsibilities of the Holding's Management Board include the establishment of a sound risk monitoring and risk management system which is constantly and proactively updated to meet the needs of the financial markets and current regulatory requirements. We consider risk management and risk controlling as a task of the entire Management Board and of the Hypo Real Estate Group Organisation.

In addition to the extremely difficult market climate, the following particular challenges have had to be faced recently:

- Integration of the DEPFA Group
- Integration of Hypo Germany and Hypo International in preparation for the merger
- Establishment of a group-wide project for harmonising the IT platforms
- Basel II IRBA application

At the beginning of the third quarter 2008, the Hypo Real Estate Holding received the report of the audit of Deutsche Bundesbank (in accordance with Section 44 (1) Sentence 2 KWG) on behalf of the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) for meeting the minimum requirements for risk management (MaRisk). This was also the first time that all foreign subsidiaries were assessed with regard to implementation of the MaRisk. The report contains partly already known findings about the improvement of front-to-back processes as well as the IT platform involved. Some of the findings of the report have already been implemented as a result of immediately initiating measures and projects, with external support in certain cases. Further progress will be coordinated and monitored closely by a central project team. The follow-up audit expected for 2009 will include a review as to whether the findings were remedied.

Risk types and risk profile

The Hypo Real Estate Group distinguishes between the following major risk types:

- Credit risk
- Market risk
- Liquidity risk
- Operational risk

The risk profile of the Group – reflecting its business model – is characterised by credit risk (including the credit spread risk of all positions in the banking book). More than in the first two quarters of 2008, the market risk was influenced by further widening of credit spreads for the positions in the trading book. The liquidity risk has grown to a previously unknown and unforeseeable extent, and has now become a risk which poses a threat to the very existence of the Hypo Real Estate Group. An adequate supply of liquidity from the Financial Market Stabilisation Fund and the liquidity facilities provided by the banking syndicate are of crucial importance for the continued existence of the Group as a going concern.

The current market turmoil together with the developments which are specific to the Hypo Real Estate Group could considerably increase the operational risk. These risks are monitored according to the Sound Practices of the Management and Supervision of Operational Risk by regular analyses of the key risk indicators, the losses which have occurred as well as analyses of local critical processes.

Risk strategies and policies

The Group Management Board, supported by the Risk Management Committee and the Group Asset Liability Committee, is responsible for adopting the group-wide risk strategy, risk policies and risk limits.

The Group-wide policies and manuals adopted in the first three quarters of 2008 as well as limit structures for risk-taking purposes reflect the business and risk strategy of the Group.

Progress in harmonising the credit risk management processes has been achieved in the context of the imminent merger of the two German banks and the preparations for implementing the advanced approach of Basel II (IRBA) in DEPFA.

Risk reporting

Daily market and liquidity reports, monthly reports of the Risk Management Committees and of the Asset Liability Committee as well as the quarterly Group Risk Report support management for the purposes of Group steering.

In addition to these reports which are directed to the Management Board, risk management also prepares further regular ad hoc reports which support active risk management.

Particularly in the current crisis, intensive and forward-looking risk management of the credit portfolio of the Group is essential in order to minimise additional charges of credit impairment.

Definition and credit risk policy

Credit risk is defined as the risk of a loss of value or the partial or complete write-down of a receivable due to the default or deterioration in the credit-worthiness of a business partner. The credit risk also comprises the country risk, counterparty risk, collateral risk, settlement risk and the issuer risk.

The Group-wide "General Principles for Managing Credit Risk" which were revised and adopted in 2008 document

- Responsibilities of the Management Board and the committees with regard to strategies, guaranteeing organisation structures compliant with MaRisk in the lending and credit management process as well as the use of adequate tools and methods for risk measurement and reporting of all credit risks of the Group;
- Guidelines for the credit processes, credit specifying limits and intensive care for restructuring and workout exposures.

The credit risk policy and special credit process manuals which specify the risk perception as well as the operational handling of credit risk complete the three-stage instruction structure in lending.

Organisation of credit risk function

Credit risk management within the Group is the responsibility of credit risk management departments, which focus on the business segments, respectively legal independent subsidiaries. At portfolio level, central credit risk management is carried out in Munich.

Credit Committees

The credit committees are responsible for granting credit approval in the banks. Each legally independent subsidiary of the Group has its own Credit Committee which consists of members of the business line and members of the credit risk management participants (Credit Risk Management). The vote of the members of the credit risk management cannot be overturned by that of the members of the business line; a uniform Group-wide procedure is ensured.

Rating systems and counterparties

German banking supervisors have approved the application of all of Hypo Real Estate AG's internal methods for assessing probabilities of default and losses given default (in accordance with the Advanced IRB Approach[1], as applied for by Hypo Real Estate Group and subject to certain conditions; compliance with these conditions must be reported to BaFin on a regular basis. The approval of the bank regulator is applicable for virtually all areas of the Hypo Real Estate Group's lending business (before the merger with DEPFA). The respective tools and procedures of DEPFA are probably to be audited by the bank regulatory authorities in 2009. In case the approval can not be achieved in time in 2009, the whole Group might be required to apply the standardised approach resulting in an RWA increase of ceteris paribus around € 28 billion as of 30 September 2008. The aim of the IRBA standard is to determine individual Probabilities of Default for certain customer groups and LGDs (Loss Given Default) in relation to specific credit products with maximum precision on the basis of internal procedures with regulatory approval. The resultant risk parameters are used for calculating regulatory capital.

[1] Internal ratings based approach

Credit exposure

The entire exposure of the Group totalled to around € 400 billion as of 30 September 2008 on an Exposure-at-Default basis. The term "Exposure at Default" (EAD) considers those pro-rata interest that can be delayed before the default of a customer is recognized (at last 90 days of delay) as well as the irrevocable loan agreements that a customer is able to draw down despite a considerable decrease in his rating. Regarding derivatives, the EaD is calculated as the sum of the current market value and the regulatory add-on that describes a buffer for potential future increases of market value.

Overview of Group credit portfolio: € 400 billion

The following overview shows the breakdown of credit Exposure at Default (EaD) according to the banking and trading book. The trading book represents only a minor percentage of the activities of the Hypo Real Estate Group (5 %), whereas the banking book represents the majority of activities.

Group credit portfolio:
Breakdown of credit portfolio by bank and trading book

as of 30.9.2008 (change to 12/2007 in percentage points)

Trading book
5 % (+/–0)

Bank book
95 % (+/–0)

Total: € 400 billion (–€ 8 billion)

The overall size of the credit portfolio has declined slightly (€ 400 billion excluding intra-group receivable); the breakdown over the segments Public Sector & Infrastructure Finance, Commercial Real Estate (CRE), Capital Markets & Asset Management and Corporate Center is virtually unchanged compared with December 2007.

The described portfolio in the Corporate Center comprises positions of around € 12.2 billion which were taken on by DEPFA as part of the positioning of the bank in interest risk. With the exception of some smaller positions, the interest risk position was hedged. Borrowers note loans account for the largest item in this figure (€ 5.4 billion). The remaining part of the portfolio comprises municipalities, states and financial companies. In addition, the portfolio of the Corporate Center also contains structured products in the banking book (see following explanation) as well as a real estate portfolio (€ 0.6 billion) which is backed with a bank guarantee and which originates from the period before the DEPFA split.

Group credit portfolio:
Breakdown of the credit portfolio by business segments

as of 30.9.2008 (change to 12/2007 in percentage points)

Corporate Center
5 % (+/–0)

Capital Markets & Asset Management
9 % (+/–0)

Public Finance & Infrastructure Finance
64 % (+2)

Commercial Real Estate Segment
22 % (–2)
thereof: CRE Financial institutions 16 % (+1)

Total: € 400 billion (–€ 8 billion)

The country risk is managed by way of country limits which restrict the maximum exposure per country and segment. No existing limits had been exceeded as of the end of the quarter. Adjustments of the country limits will be considered in view of the global economic development.

There were hardly any changes in the regional breakdown in 2008. 70 % of the exposure is concentrated in Western Europe. Germany accounts for one quarter of the entire exposure.

Group credit portfolio:
Breakdown of the country risk by region

as of 30.9.2008 (change to 12/2007 in percentage points)


France 5 % (+/– 0)
Japan 3 % (+/– 0)
Germany
24 % (– 3)
USA 17 % (– 1)
Other Western
Europe[1] 16 % (+/– 0)
Spain 6 % (+ 1)
Great Britain
8 % (+/– 0)
Others[2]
10 % (+ 1)
Italy 11 % (+ 2)

Total: € 400 billion (– € 8 billion)

[1] The difference (in %) in the Risk Report 2007 is due to a change in country allocation ("Rest of Western Europe" now comprises all countries in Europe excl. CEE and the countries shown separately); figures as of 12/2007: 13 %
[2] The difference (in %) in the Risk Report 2007 is due to a change in country allocation (mainly Canada, supranational); figures as of 12/2007: 17 %

The distribution of the entire country risks of the Hypo Real Estate Group according to the internal rating classes as of 30 September 2008 shows that exposures of the Group to countries with a rating of BBB+ or worse accounted for 2 %, whereas the far higher percentage (92 %) is attributable to countries with a rating of between AAA and AA–.

Group credit portfolio:
Country risk by country ratings

as of 30.9.2008 (change to 12/2007 in percentage points)


BBB and worse
2 % (– 1)
AAA
60 % (– 3)
A+ to A–
6 % (– 7)
AA+ to AA–
32 % (+ 11)

Total: € 400 billion (– € 8 billion)

Public Sector & Infrastructure Finance: € 257 billion

With more than 50 countries, the Public Sector & Infrastructure Finance portfolio is diversified, and is dominated (2/3) by Western European financing, followed by the USA (18 %).

Public Sector & Infrastructure Finance
Breakdown of the country risk by region

as of 30.9 2008 (change to 12/2007 in percentage points)


Japan 4 % (+ 1)
France 4 % (– 1)
Other Western
Europe[1]
23 % (+ 2)
USA 18 % (– 2)
Great Britain
7 % (+/– 0)
Others[2]
11 % (+ 1)
Germany
15 % (– 3)
Italy
15 % (+ 2)

Total: € 257 billion EaD (+ € 6 billion)

[1] The difference (in %) in the Risk Report 2007 is due to a change in country allocation ("Rest of Western Europe" now comprises all countries in Europe excl. CEE and the countries shown separately); figures as of 12/2007: 23 %
[2] The difference (in %) in the Risk Report 2007 is due to a change in country allocation (mainly Canada, supranational); figures as of 12/2007: 11 %

86 % of the counterparties in the Public Sector & Infrastructure Finance segment are public sector borrowers with tax backing. These consist mainly of public sector institutions, states and municipalities.

Public Sector & Infrastructure Finance
Breakdown by counterparty

as of 30.9.2008 (change to 12/2007 in percentage points)


Financial institutions
5 % (– 3)
Public institutions
4 % (– 2)
Public sector
86 % (+ 5)
Project finance
5 % (+/– 0)

Total: € 257 billion EaD (+ € 6 billion)

The fact that the Public Sector & Infrastructure Finance portfolio mainly comprises public sector borrowers is reflected in the rating structure; 98 % of the portfolio is of investment grade. The non-investment grade segment comprises infrastructure financing arrangements as well as loans extended to some states in emerging markets.

Public Sector & Infrastructure Finance
Breakdown by internal ratings

as of 30.9.2008 (change to 12/2007 in percentage points)


BBB and less
6% (+/–0)
A+ bis A–
15% (–1)
AA+ to AA–
43% (+3)
AAA
36% (–3)

Total: € 257 billion EaD (+ € 6 billion)

A minor percentage of the exposure (6.1 % for approx. € 15.7 billion; 12/2007: € 21 billion) is attributable to loans which are insured by monoliners. This figure includes lines of € 1.7 billion for supporting liquidity, most of which are standby bond purchase agreements. For the purposes of risk measurement, DEPFA has given due consideration to the credit worthiness of the insured security or security pool.

Most of the borrowers of the insured portfolio are public sector institutions, state institutions and companies with a public sector mission with an average "A" rating.

Facilities which support liquidity amounted to 3.6 % of the public sector credit portfolio as of 30 September 2008 (12/2007: 7 %). Drawings on liquidity facilities increased appreciably particularly at the end of the third quarter 2008 and the beginning of the fourth quarter 2008. In return, Hypo Real Estate Group received US government and municipal securities.

At present, the liquidity drawings have declined appreciably. As of 30 September 2008, most of the secured issuers were public-sector corporations. 100 % of the secured credit portfolio is currently investment grade.

Commercial Real Estate: € 88 billion

This segment comprises Commercial Real Estate Finance (€ 63 billion), traditional lending business and CRE financial institutions (€ 25 billion). The latter sub-segment mainly comprises bonds of financial institutions in addition to money market products and derivatives in connection with the treasury activities of Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG.

Commercial Real Estate Finance: € 63 billion The Commercial Real Estate portfolio of € 63 billion EaD is spread over 35 countries, with emphasis on Western Europe. In line with overall strategy, the exposure to the USA, Great Britain and Spain, which are particularly high-risk countries at present for real estate financing business, has been reduced. The increase in the exposure in the United States in 2008 reflects amongst other things the initial consolidation of the REIT Quadra, and is also widely due to exchange rate factors.

In addition to building collateral, other financial securities and guarantees are also accepted as collateral (e.g. guarantees, fixed-income securities, etc.). The market value calculated for all securities in the Commercial Real Estate segment amounted to approx. € 90 billion.

Whereas the Exposure at Default is unchanged compared with December 2007, the total loan commitments have declined by more than € 4 billion to € 68 billion. More than 50 % is attributable to reductions in loan commitments in the critical markets of the USA, Spain and Great Britain.

Commercial Real Estate
Breakdown of country risk by region

as of 30.9.2008 (change to 12/2007 in percentage points)


Spain 3% (–1)
Japan 3% (+/–0)
Italy 1% (+/–0)
Germany
47% (–2)
Great Britain
10% (–1)
France
8% (+1)
Other Western
Europe
9% (+1)
USA 9% (+2)
Others
10% (+/–0)

Total: € 63 billion EaD (+/– € 0 billion)

Office property and commercial housing account for approx. two thirds of the Commercial Real Estate portfolio. Retail properties account for approx. 20%.

Commercial Real Estate
Breakdown by type of property

as of 30.9.2008 (change to 12/2007 in percentage points)


Hotels/Leisure 5% (+/−0)
Industry/ Logistics 4% (−1)
Office buildings 39% (+4)
Others 7% (+1)
Retail 20% (−1)
Residential (commercial) 25% (−3)
Total: € 63 billion EaD (+/−€ 0 billion)

For new business as well as existing business in Commercial Real Estate Finance, compliance with sound parameters such as Loan-to-Value (LTV) play a major role for risk assessment purposes.

LTVs are closely monitored by Credit Risk Management together with other usual covenants (e.g. ISC) and the respective rental scenario.

The out placements in 2008 so far has been significantly lower than the corresponding figure in the previous year because, as a result of the financial crisis, the syndication market as well as secondary market has ground to an almost complete standstill.

In view of the market trend, Hypo Real Estate Group has written new business only very selectively with excellent customers and projects, mainly in the sector eligible for Pfandbrief cover.

Capital Markets & Asset Management: € 36 billion

This portfolio comprises most of the trading book activities of the Group. In 2008 trading book activities have been significantly and continously reduced. A considerable part of the portfolio is classified as a "run-off" portfolio.

The mayor part of the Capital Markets & Asset Management Portfolio consists of AAA to A− rated counterparties. Besides exposure to corporates and financial institutions the main part of the portfolio comprises exposure to public sector entities (53%).

Part of the latter segment are hedging derivatives of € 0.3 billion which are mark to market with monoliners. This position is used exclusively for hedging mezzanine tranches of a portfolio of AAA-rated CMBS (commercial mortgage backed securities).

The above mentioned AAA-CMBS Portfolio, together with ABS (backed with student loans of € 0.6 billion which are up to 97% FFELP[1] guaranteed) account for 13% of the segment.

The declared intention of the Hypo Real Estate Group is to further reduce the market risks. However, it is very difficult for this objective to be implemented in the current market climate.

[1] Federal Family Education Loan Program

Additional information concerning selected risk positions on the credit markets

We are disclosing further information concerning the portfolio parts detailed in chapter Credit risk in accordance with the recommendations of the Financial Stability Forum (FSF) as well as the Senior Supervisory Group (SSG) for "Leading Practice for Selected Exposures".

The continuing crisis on the credit markets and the related restricted liquidity are having a particular impact on the valuation of the negotiable, mainly structured, securities. These also include securities which include special financing products in the USA (some of which come with a state guarantee). The investments of the Hypo Real Estate Group detailed in the following provide an overview of products which are illiquid.

The positions set out in the following are allocated to the Corporate Centre and the Public Sector & Infrastructure Finance and Capital Markets and most of them are booked in the banking book.

Structured securities (banking book and consolidated SPVs) in Corporate Centre

The portfolio of structured securities can be broken down into real-estate-linked investments such as CMBS and RMBS or credit-linked investments such as CDO (in the narrower sense of the term) and CLO. The credit-linked investments are described as "CDO" in the following. The current market value of these securities which securitise credit risks amounts to € 4.3 billion as of 30 September 2008.

The increase in market value of € 0.4 billion compared with 30 June 2008 is due to the fact that, in the case of five CDOs (one US and four EU CDOs), we have acquired beneficial ownership after our counterparty (Lehman Brothers) failed as the economic security provider. The CDOs are all AAA rated, mainly senior tranches with sound interest and repayment parameters. The underlying assets of these investments are mainly senior, and are broadly diversified accross all sectors.

Securitisations (banking book)		Nominal (in € billion)		Current value (in € billion)	Reduction in value (in %)	Rating structure of investments (in %)						
		31.12.2007		30.9.2008		AAA	AA	A	BBB	BB and rest	Cash	NA[1]
CMBS	**Total**	**2.46**	**2.59**	**2.14**	**17**							
	Europe	2.00	1.81	1.44	20	58	17	14	8	3		
	USA	0.46	0.78	0.70	10	79	–	2	17	2		
RMBS	Europe	**0.96**	**0.81**	**0.68**	**16**	55	22	16	4	3		
CDO	**Total**	**2.49**	**2.78**	**1.32**	**52**	Rating structure of securities (in %)						
	Europe	1.00	1.28	0.84	34	17	4	11	27	10	11	20
	USA	1.47	1.47	0.48	68	50	17	10	6	14	3	
ABS (others)	Europe	**0.16**	**0.15**	**0.15**	**–**							

[1] Also includes internal and unpublished ratings

By far the greatest percentage of these securities is booked in the banking book. A very significant percentage of these structured investments was transferred to the Hypo Real Estate Group in 2003 as part of the process of spinning off the Group from HypoVereinsbank; all banking book assets are classified under "Corporate Center" as they do not constitute part of the Group's core business.

The CMBS and RMBS securities are measured on the basis of a recognised discounted cash flow model in line with IAS 39 regulations. Because of the complex structures and the illiquid nature of the underlying securities, standard models cannot be applied for CDOs. Accordingly, holdings of US and EU CDOs have been revalued using a proprietary CDO valuation model incorporating a bottom-up loss distribution; the model was developed with the support of external consultants. The valuation of the portfolio mainly depends on the development of the underlying securities, which consist mainly of ABS, MBS or CDO tranches.

The following overview shows the influence of the structured securities on the income statement, taking account of the change in the model reserve for the valuation model specified above; it has to be borne in mind that the CDO investments classified as synthetic have to be recognised directly in the income statement in accordance with IAS 39.

Influence of structured securities on income statement

in € million	2007	Q1 2008	Q2 2008	Q3 2008
Income statement	−466	−178	−145	−308

Write-downs were predominantly attributable to credit-linked investments; in contrast real estate linked investments only accounted for € 4 million in write-downs during 2008, reflecting the quality of the latter category.

Real-estate-linked investments in the Corporate Center portfolio From the credit point of view, the portfolio of US and European RMBS and CMBS with a fair value of total € 2.8 billion has a lower to medium risk profile. By far the greatest part of the impairments which have so far been recognised is attributable to the increase in the corresponding credit spreads.

The underlying securities of the investments feature solid

- Loan-to-Value ratios (59 % US CMBS and 67 % EU CMBS have an LTV of less than 70 %)
- Debt service and interest service coverage ratios (95 % US CMBS and 89 % EU CMBS have an ISC of more than 125 %), as well as
- Property-specific diversification.

The European part of the portfolio features the following regional diversification:

European part of the portfolio

in %	CMBS	RMBS
Market value (in € million)	**1.44**	**0.68**
Germany	38	15
UK	12	8
Italy	1	16
France	2	9
The Netherlands	3	36
Rest of Europe	44	16

The increase of € 0.4 billion (nominal) in the portfolio of US CMBS compared with Q 2/2008 is due to the acquisition of the senior CDO tranche of an SPV, which means that we now hold virtually 100 % of the shares. The acquisition was necessary to prevent the early liquidation of the structure. The entire SPV is therefore consolidated in the balance sheet of the Group; the securities which are held are US CMBS from the years before 2003, and all have an AAA rating without exception.

Credit-linked investments in the portfolio Corporate Center
Credit-linked investments comprise CDOs and CLOs; the portfolio content of these instruments is also detailed under regional aspects as follows:

Market value CDOs and CLOs

in € million		30.6.2008	30.9.2008
Europe	CDO (in the narrower sense of the term)	0.375	0 289
	CLO & CSO	0.606	0.555
USA	CDO	0.604	0.478

The valuation of the portfolio of credit-linked investments primarily reflects the development of the underlying securities, which consist primarily of ABS, MBS or CDO tranches. The fair values calculated reflect approx. 52 % of the nominal value as of the reference date. Impairments had to be recognised in Q3 2008 as a result of the widening of credit spreads since the middle of June 2008 as well as product deteriorations. These means that, on a cumulative basis, impairments of € 627 million (including a model reserve) have so far been recognised in 2008.

The value of US CDOs (in the narrower sense of the term) was € 0.48 billion (32 % of the nominal exposure) as of 30 September 2008, and has declined compared with the previous quarter as a result of widening credit spreads and a deterioration of the pool of securities.

The vintage and the asset class of the US CDOs securities are the main criteria for valuation purposes.

Emissions before 2006 can be estimated as being more stable as the ones from later years.

The securities[1] underlying the US CDOs feature the following distribution for the vintages.

[1] Including weighting with market values

Breakdown of the underlying security pool of US CDOs according to year of issue[2]

in %	
2007/08	6
2006	13
2005	33
2004	14
2003	18
2002 and earlier	14

[2] 2 % are cash positions

81 % of all securities including cash were issued before 2006. In general, these vintages are considered to be less affected by the sub-prime crisis. This is due to the fact that, in the USA, large volumes of loans for which the credit standing review of the borrower and the valuation of the securities for the credit approval process played a less significant role were only extended and securitised after the end of 2005/start of 2006.

The distribution of the securities according to asset classes[1] is shown in the following table.

Security structure of US CDOs

in %		
RMBS	prime	20
	midprime	2
	subprime	29
CMBS		29
CDO		13
ABS others		4
Cash		2

The percentage of RMBS subprime securities is at 29 %. 79 % of these securities were issued before 2006.

The overview at the beginning of the chapter shows that, following various downgrades, 67 % of the securities[1] of our US CDOs have a rating of AAA and AA. 84 % of all securities are currently investment grade.

Including the new EU CDOs due to the collapse of Lehman Brothers, in Q3 2008 the market value of our European CDOs (EU-CDOs) was € 0.8 billion (66 % of the nominal exposure) as of the reference date. Compared with the previous quarter, the market value has declined by a further € 137 million as a result of widening credit spreads and a deterioration of quality in the security pool.

The securities underlying our EU CDOs are distributed over asset classes as follows:

Security structure of EU CDOs

in %	
RMBS	31
CDOs	27
CMBS	17
Remainder	12
Cash	13

The securities of our EU CDOs are broadly diversified. European RMBS, CDOs based on corporates and CMBS are the most significant items in the security pool.

The overview at the beginning of the chapter shows that 2/3 of the security pool is made up of investment grade securities or cash, which are classified as lower-risk. 20 % of the securities do not have a public rating. 10 % of the securities do not have an investment grade status.

Other credit-linked investments (current market value: € 0.15 billion) 90 % of this category consists of a securitised tranche of an asset financing trust (securitisation of leasing receivables with the asset as security). The investments are additionally secured predominantly by monoliners or the state.

Selected structured positions from the Public Sector & Infrastructure Finance / Capital Markets portfolio

Government-backed and other partially guaranteed securities
Within the framework of its business model, DEPFA has also invested in government-backed and other mostly guaranteed securities. The partially structured products, for which the underlyings are student loans and other loan types, form part of the public sector finance portfolio as shown above.

- So-called "FFELP student loans" comprise a total of € 15.3 billion (nominal); approx. 97 % of the underlying assets are backed by the American state. All of the securitised loans are AAA rated, and are managed by well-known US servicers.
- State-related investments amount to a total of € 9.1 billion (nominal). More than 90 % of the underlying assets are backed by guarantees of European states (€ 7.9 billion) or the US Federal Home Administration. The remaining securities comprise loans for financing assignments in the public interest.
- A further € 7.5 billion is attributable to structured securities which the bank has received as collateral, within the framework of total return swaps and other option transactions with A to AA+ rated financial institutions. It has been agreed with all counterparties that, if the value of the collateral declines, additional collateral will have to be provided in the form of securities or cash.

Problem loans: € 2.2 billion

The early-warning system of the Hypo Real Estate Group ensures that loans or borrowers whose rating might deteriorate are identified at an early stage. In line with government regulations, the Group has installed a uniform process for handling problem loans comprising restructuring and workout loans. The "problem loan" process comprises procedures for the impairment test in line with the corresponding accounting regulations of the individual banks.

In addition, there are detailed criteria for determining the creation of impairments. A distinction is made between specific provisions and general provisions. The criteria and the process for creating specific provisions have not changed and are described in the Risk Report 12/2007. In addition, a general provision is created for latent credit risks in accordance with common market practices.

In 2008, approx. 2 % of restructuring or workout loans were reclassified as performing loans. This was achieved by way of active risk management and renegotiation of agreements.

The Commercial Real Estate segment accounts for the highest percentage of problem loans; these are broken down as of 30 September 2008 as follows:

Overall portfolio
Breakdown of problem loans

in € million	31.12.2007	30.9.2008
Restructuring		
Commercial Real Estate	573	637
Public Sector & Infrastructure Finance	2	50[1]
Workout		
Commercial Real Estate	1,148	1,462
Public Sector & Infrastructure Finance	7	77[1]

[1] Including two transactions (€ 49 million) which have retained payments which are due as a result of outstanding legal issues
[2] Thereof € 30 million Lehman bonds. Plus receivables attributable to replacement costs of settled derivatives with an amount of € 168 million with entities of the Lehman Brothers Group plus € 40 million bonds of Icelandic banks

Hypo Real Estate Group's public sector portfolio includes three bonds of Iceland banks with a notional amount of € 40 million. After the collapse of the Icelandic banking system we booked an impairment in the amount of € 32 million in the bank book. The trading book shows a security position in the amount of € 14 million, which is evaluated mark-to-market with € 3 million.

Claims from derivatives amounting to € 168 million had to be written down by € 150 million following the insolvency of Lehman Brothers. In addition, securities holdings with a nominal value of € 30 million were written down from € 28 million to € 3 million.

Market risk

Market risk is defined as the risk of a loss of value resulting from the fluctuation of the market prices of financial instruments. The transactions of the Hypo Real Estate Group are mainly exposed to

- credit spread risk
- general interest rate risk and
- exchange rate risk.

The Hypo Real Estate Group monitors the market risks by means of a three-pillar approach: Risk awareness in the front office, risk measurement and monitoring of limits by Risk Control as well as escalation processes across all decision-making bodies right through to the Management Board. The market risk is monitored by a combination of Value-at-Risk limits for the trading book and for the banking book positions as well as sensitivity monitoring.

Risk measurement procedures

Risk control uses a variance-covariance approach to calculate the market risk Value-at-Risk (VaR) at the overall and sub-portfolio level on a daily basis. This process takes account of trading book as well as banking book positions. The correlations and volatilities which are used are based on historical statistics for the previous 250 trading days respectively. The VaR relates to a ten-day holding period and a one-sided 99 % confidence interval. The VaR approach is complemented by other instruments, such as sensitivity analyses.

The interest rate of own trading was reduced further in the first nine months of 2008. The total interest rate risk of the Group including all trading and banking books and, therefore, the whole asset liability management (excluding equity books) was still at low levels: The average for the first nine month of 2008 was € 16.3 million (max: € 32.4 million, min: € 8.1 million). The sudden increase in the middle of September was caused by the insolvency of Lehman, but the resulting open interest rate position was closed immediately afterwards.

Interest rate risk VaR of the Hypo Real Estate Group (10 days holding period)


in € million
40
30
20
10
0
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep

The credit spread risk reflects the potential change in the present value of securities and derivatives caused by changes in credit spreads. Risk measuring systems for determining credit spread risks exist for all relevant positions of the Group. They are constantly being improved and harmonised. It is part of Group strategy to further reduce the credit spread sensitivity of the trading books. However, the sharply higher credit spreads, which widened particularly in the third quarter of 2008, and thus also the credit spread volatilities used for risk measurement, meant that the VaR for the credit spread risk in the Group has also increased considerably. In the field of Capital Markets, which comprises almost all trading books with credit spread-sensitive positions, the credit spread VaR was approx. € 55 million as of 30 September 2008. However, as a result of the business model of Hypo Real Estate Group, by far the majority of the credit spread-sensitive positions of the Group consists of the security holdings of the cover funds and the liquidity holdings.

Thus the currently high credit spread level has a negative impact on the valuation of the security holdings of the entire Group. This especially holds for the assets in our public sector portfolio, parts of which have very long maturities.

The foreign currency positions of the Hypo Real Estate Group and its subsidiaries are to a large extent hedged. The remaining peaks are primarily related to the main currencies US$, JP¥ and GB£. The 10-day average of the VaR was € 9.1 million as of 30 September 2008 (max. € 23.6 million, min. € 2.3 million).

Foreign currency VaR of the Hypo Real Estate Group (10 days holding period)


in € million
40
30
20
10
0
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

There is only a small volume of other market risks for the Hypo Real Estate Group, e.g. equity risks or the inflation risk; most of these risks are hedged. Financial derivatives are used mainly for hedging purposes.

Back and stress testing

The quality of the risk measuring methods which are used is constantly monitored and optimised where appropriate by way of the daily comparison of VaR values and actual changes in present values which subsequently occur. The backtesting of the Group's overall portfolio of trading books for the first nine months of 2008 did not indicate any inexplicable outliers.

Whereas the VaR measurement reflects the market risk under "normal" market conditions, stress scenarios show the market risk under extreme and abnormal conditions.

Market risk reports

Group Risk Control prepares detailed reports at the Group level for various recipients:

- The market and liquidity risk report is addressed to the Group Management Board. It shows the daily P&L as well as the draw-down of limits at the Group level and also at various levels of detail.
- Sensitivity reports comprise sensitivity analyses for the main risk factors at various levels of detail, and are made available to risk management as well as the members of the Management Board of the Hypo Real Estate Group.

Liquidity risk

Definition

Liquidity risk is defined as the risk of being unable to honour payment obligations to the full extent or in due time. The objective of liquidity risk management is to measure and manage this risk to ensure that the Group and all of its subsidiary banks are solvent and able to fulfill their payment obligations and regulatory requirements at all times and in all market conditions.

Market context

The failure of Lehman Brothers on 15th September 2008 seriously damaged the confidence of all financial market participants and the interbank money market in particular, affecting the funding initiatives of all financial institutions regardless of the quality of their assets or their long term growth prospects.

In this market environment, Hypo Real Estate Group has found it increasingly difficult to raise sufficient funds in the short term market money markets. Hypo Real Estate Group was particularly exposed to the financial crisis by relying on the short term money markets for part of its total funding. When the interbank lending and money markets dried up, a funding gap arose at Hypo Real Estate Group.

As mentioned elsewhere in this report, Hypo Real Estate Group has now signed agreements with a consortium of financial institutions, the Federal Government of Germany and the German Bundesbank for access to a liquidity facility (denominated in €) of € 50 billion.

Despite coordinated Central Bank interest rate cuts and financial services sector bail-out plans from several national governments, the market environment remains unstable and liquidity scarce.

Management of liquidity risk

In this exceptional market dislocation, strengthening the management of liquidity risk is a priority for the Management Board. Hypo Real Estate Group has instituted a new consolidated reporting process since the beginning of October 2008. The liquidity report is produced daily and is delivered on a daily basis to the Management Board, the office of the chairman of the Supervisory Board, the German Bundesbank and BaFin.

The new process combines the different data sources of all subsidiaries and locations. Data of the different systems is compiled with support of treasury, risk- and finance departements.

The Holding Management Board has initiated a project with support of a reputable consultancy in order to implement the new reporting process within Hypo Real Estate Group. In addition, the organisational basis of a central Treasury entity has been approved.

Funding structure and strategy

For medium- and long-term refinancing, the main funding instruments within the Group are public sector Pfandbriefe, Asset Covered Securities and mortgage Pfandbriefe. Because of their high quality and their stable maturity profile, these instruments are comparatively little affected by the market dislocations. Although the placement of new issuances is currently hardly possible even for these instruments, the Management Board expects that this funding source will be one of the first ones to become available again when markets recover.

Hypo Real Estate Group funding structure

as of 30.9.2008


Other Unsecured 1 %
Other Secured 1 %
Covered Bonds 37 %
Repo 18 %
CP/CD 5 %
Unsecured MM 6 %
Reconciliation with Balance Sheet 8 %
Central Banks 10 %
Unsecured Bonds 14 %

In line with the restructuring plan currently being developed, Hypo Real Estate Group is also reviewing its funding strategy.

Overall liquidity management outlook and goals

Due to the instability of the current market environment, Hypo Real Estate Group has taken different liquidity scenarios into account. The scenarios considered likely by the Management Board project that liquidity needs will exceed € 50 billion already in the fourth quarter of 2008. Hypo Real Estate Group is in negotiations with SoFFin regarding further support to cover Hypo Real Estate Graoup's liquidity requirements during 2009, which may be significant.

Hypo Real Estate Group aims to restore investor confidence. This shall be achieved through

- Additional means under the "Finanzmarkt-Stabilisierungsgesetz"
- Increased transparency and reliable communication and
- Improved organisation and technical basis for liquidity management

Operational risk

Definition

Operational risk is defined as the risk of losses caused by faulty processes, human error, technology failure or external events.

The definition includes legal risks, but excludes strategic and reputation risks.

Organisation and risk strategy

Operational risk management is the responsibility of the Group Operational Risk department. The primary aim of the Group is to identify potential risk sources at an early stage and to proactively manage these risk sources in order to minimise unexpected losses.

Risk management and risk report

Regular reports to the Management Board and the Risk Management Committee and to the business units ensure that adequate information is available to enable decisions to be taken with regard to minimising risk or providing protection against risk.

Within the Group, each business unit itself is responsible for the operational risk in its own area of responsibility. Each business unit is responsible for ensuring that adequate resources and processes are provided for this purpose.

The Group uses a number of bank-wide risk processes and procedures for handling, measuring, monitoring and reporting operational risks.

These are described extensively in the risk report of the Annual Report 2007. Various initiatives for improving the Group's risk profile were commenced in 2008.

Examples:
- Introduction of the Group-wide "Key risk indicator reports"
- Process-specific risk analyses
- Implementation of various projects for minimising risk

Macro-economic conditions

Economic prospects for virtually all regions of the world deteriorated in the third quarter, and this trend is currently accelerating. In Germany, the economic research institutes as well as the German Federal Government have already considerably downgraded their forecasts for economic growth this year and in 2009. It is difficult to make an assessment of the further course of the economic downturn. A key question in this respect is whether the turmoil on the capital and financial markets will spill over extensively to other sectors and also result in a fundamentally negative impact on the consumer climate. It is also possible that there may be further problems of the financial industry. Accordingly, there is a risk of credit card defaults at present in the USA.

The extensive rescue packages adopted in the USA and Europe have resulted in a slight improvement on the interbank market which had previously virtually "dried up".

It is currently virtually impossible to foresee the effects of the rescue packages on national budgets, because the guarantees themselves will not necessarily have any impact on spending. Because the required funds will have to be procured by additional government borrowing, interest rates will probably tend to rise – with correspondingly negative consequences for demand and thus for the overall economy. This means that the calls for accompanying state economic programmes are also becoming louder.

In the opinion of experts, the negative world-wide development will have a negative impact on the German export industry – which traditionally has had a high exposure to capital goods. A further danger is to be seen in the possibility of the decline in real estate prices spilling over into those European countries in which prices have risen considerably in recent years, for instance Spain, Great Britain and France. Together, these three countries account for almost one quarter of all German exports, and a serious crisis in these countries would have a huge impact on the German (export) industry. The macro-economic risks include the state budget situations which are very precarious in some countries. For instance, Iceland, as well as Hungary, Serbia and the Ukraine are some of the countries which have had to request international credit assistance recently.

Sector-specific conditions

Commercial Real Estate In the fourth quarter, it is expected that the continued global economic downturn will continue to place pressure on falling real estate prices and yield widening. The money and capital markets will be a major factor of uncertainty. In inflation terms the expected rent growth has stalled and the expectation is for this trend to create decline through 2009 with rental growth returning in 2010. Capital growth forecasts for both 2008 and 2009 were deep in the red for most property sectors like office, industrial, and retail. In the USA and Europe, the continuing uncertainty is evident in the form of a sharply lower number of investment transactions.

Public Sector & Infrastructure Finance During the fourth quarter, credit spreads will remain volatile and highly stratified and to drift wider relative to taxable fixed income benchmarks as the market anticipates enormous supply of re-financings or restructurings of variable rate issues that no longer work as expected in today's liquidity constrained environment. The lack of confidence which is still in the market will not yet enable business to return to normal in the fourth quarter. The focus will be on financing and consequently on prime issues with much higher spreads.

Capital Markets & Asset Management

For Q4, a calmer period is expected if the "bank bail-out" package is passed and smaller and weaker banks are either bought by larger banks or otherwise assisted. Whatever is passed in the US is very likely to be mirrored in Europe as politicians line up to state that the current crisis is a global crisis and therefore requires a coordinated solution. Even if the financial system finally exits its period of historic turmoil, it is uncertain what the overall effect on the general economy is likely to be – this uncertainty will cause further periods of some volatility over all asset classes, credit or otherwise.

The fourth quarter will probably continue to be difficult. Funding pressure on securitised credit markets and Guaranteed Investment Contracts will increase towards the end of the year, creating additional adverse effects for the functioning of these markets. Despite the drastic and extensive measures takes by governments and central banks, the financial markets crisis is only expected to abate slowly.

Company-specific conditions

The forecasts which relate to the future development of Hypo Real Estate Group constitute estimates which have been made on the basis of all information available at present. If the assumptions on which the forecasts are based fail to materialise, or if all risks (as detailed in the risk report) occur to an extent which has not been calculated, the actual results may differ from the results which are currently expected.

The crisis which has existed on the capital and financing markets since mid-2007 has become even more serious in the course of 2008. The interbank market collapsed in mid-September 2008 as a result of the insolvency of the US bank Lehman Brothers Inc.; this means that the Hypo Real Estate Group has no longer been able to continue certain business as in the past. Short term funding lines were cancelled, money market business and reverse repos could not be prolonged and higher cash collaterals had to be given. Customers like US American money market funds reduced their deposits. This resulted in a liquidity shortage threatening the very existence of DEPFA BANK plc, which has been a wholly owned subsidiary of Hypo Real Estate Holding AG since 2 October 2007. Due to internal relations of DEPFA BANK plc, other companies in the Hypo Real Estate Group were also at risk. The precise causes, development and measures initiated to stabilise the Hypo Real Estate Group are described extensively in the section "Major events".

The Hypo Real Estate Group assumes that it will continue its operations in future as a going concern under the following conditions:

- The Hypo Real Estate Group receives additional necessary liquidity support both in respect to time and to total volume exceeding the agreed € 50 billion liquidity facility which will mature on 31 March 2009 by prolongations and/or by the German Financial Markets Stabilisation Fund. Only if the interbank market and other short-term unsecured refinancing markets recover, and if the Hypo Real Estate Group gains access to these markets, the Hypo Real Estate Group will be able to assure refinancing and liquidity supplies in future out of its own resources.
- The Hypo Real Estate Group receives necessary capital aids for strengthening its capital base via the Financial Market Stabilisation Fund.
- The measures outlined above are not subject to any legal reservations; in particular, no EU investigations are pending (or anticipated).
- There is no serious further deterioration in the financial market crisis with unforeseeable consequences, for instance due to external shocks such as the collapse of numerous major states or major banks.

If the conditions are not met, continuation of the operations of some or all companies in the Hypo Real Estate Group will be exposed to considerable risk.

The Hypo Real Estate Group will adapt its business model to the new situation and has to become a more integrated group with leaner processes. For this, the merger of the two formerly separated subsidiaries Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG and the combination of important group functions like treasury are first steps. Funding will have to be mainly based on Pfandbrief and will be clearer based on matched maturities. Due to demands of rating agencies the over-collateralisation of cover pools will have to be increased.

Within the framework of the transaction, Hypo Real Estate Holding AG as well as its major subsidiaries have transferred or assigned almost all of their freely available assets (loans and securities) with a total nominal value of approx. € 60 billion as collateral to the security trustee of the lenders. In addition, Hypo Real Estate Holding AG has also pledged its shares in Hypo Real Estate Bank AG, Hypo Real Estate Bank International AG, DEPFA Deutsche Pfandbriefbank AG and DEPFA BANK plc as collateral for the federal guarantee.

In addition, Hypo Real Estate Holding AG as well as its subsidiaries have undertaken in the agreements to assess the sustainability of their business policy and to ensure that any transactions which are exposed to particularly high levels of risk will be reduced or discontinued. A restructuring plan has to be developed by 31 March 2009 with regard to these measures as well as additional measures. In addition, the Hypo Real Estate Group has agreed

to review the incentive effect and adequacy of the compensation systems in the Hypo Real Estate Group and to ensure that they do not act as an incentive to taking on inappropriate risks, are focused on long-term and sustainable objectives and are transparent. In addition, the companies of the Hypo Real Estate Group grant information rights as well as inspection and audit rights to the parties of the agreement.

However, because it is not possible at present to predict the further development of the crisis on the capital and financial markets, it is also impossible to make a reliable assessment of the future conditions of the markets even in a going concern case. The international financing markets are fragile and, in certain areas, are not capable of functioning or are only capable of functioning to a limited extent. For instance, despite government rescue packages, the interbank market in particular is still very problematical. In this climate, it is possible that the next few quarters might see further problems for the credit industry – and thus also for the Hypo Real Estate Group. The main effects on and risk for the development in earnings, in assets and in the financial positions are as follows:

Development in earnings Due to the factors described below Hypo Real Estate Group will not generate a result which would enable a dividend to be paid. Given the factors described below, Hypo Real Estate Group is not expected to generate any distributable results during the years to come. Specifically, the Group envisages posting losses at least for the 2008 and 2009 financial years.

- The costs for the loans and liquidity lines made available by the other banks and the Bundesbank and also within the framework of the Financial Market Stabilisation Fund including the additional costs of the agreed liquidity for bridging the liquidity shortage by Bundesbank exceed clearly the former funding rates (the exact costs are described in the chapter "Major events"). Therefore net interest income will be significantly burdened and the profitability of the Hypo Real Estate Group will decline.
- The rating downgrades by the agencies Standard & Poor's (long-term BBB), Moody's (long-term A2) and Fitch (long-term A–) will mean that refinancing costs will rise and that net interest income will thus deteriorate.
- Further widening of credit spreads and a deterioration of the security pool may result in additional charges attributable to the collateralised debt obligations to be recognised in the income statement (in net income from financial investments and in net trading income). In addition, default risks and other deteriorations in market conditions might result in lower fair values of the trading portfolios, which would have to be recognised directly in the income statement.
- If other banks or individual countries experience payment difficulties as a result of the crisis on the capital and financing markets, or if they have to register insolvency, it may be necessary to recognise impairments for the securities or loans.
- As a response to the more difficult refinancing possibilities, new business in Commercial Real Estate and Public Finance will have to be reduced considerably. This means that net commission income will decline, and the size of the portfolios will presumably also be reduced by streamlining or sales, resulting in a negative impact on net interest income. In addition, capital losses can result from the currently low market values.
- After the fall in prices seen on the US real estate market, prices on some European real estate markets, such as Great Britain and Spain, are also falling sharply. As a result of this aspect, and also as a result of the overall deterioration in the macro-economic situation, provisions for losses on loans and advances will significantly rise in future compared with the figure for the first nine months of 2008.
- The adjustment of the business model and the planned repositioning of Hypo Real Estate Group will cause expenses. For the short term these expenses will probably exceed cost savings.
- Claims for damages might have a negative impact on the results of the Hypo Real Estate Group.
- Recent downgrade in ratings has caused several terminations on ISDA master agreements and Guaranteed Investment Contracts which may result in breakage costs associated with the above as well as costs to re-hedge where applicable. The costs associated with this may be increased due to the lower number of counterparties with which the bank has to deal with, with its current long term ratings. Any further rating downgrades would trigger additional events of default under ISDA Master Agreements.

Development in assets

- If the credit spreads of states and other banks widen further, the market values of securities issued by them will decline. The Hypo Real Estate Group has reclassified most of its available-for-sale securities in accordance with the IAS 39 "Reclassification of Financial Assets" which was adjusted in October 2008, and now classifies them as "loans and receivables". However, for the remainder of the available-for-sale securities, widening credit spreads would result in a further burden of the AfS reserve.
- The portfolio will probably decline as a result of streamlining or sales; this is consistent with the strategy of focusing on functioning group operations. It is amongst others planned to reduce assets amounting up to € 50 billion in the next years.
- The difficult situation and the subsequent steps for stabilising Hypo Real Estate Group have resulted in debates in the political world, the media and the public. Overall, the image of the Hypo Real Estate Group has suffered. This might have negative consequences the future business and customer relations.

Development in the financial position

- By the end of 2008 the liquidity requirement of the Hypo Real Estate Group is probably more than € 50 billion which were provided by a syndicate from the German finance sector and the German Bundesbank with the participation of the German Federal Government. The precise liquidity requirement depends on various factors, including the behaviour of customers and the development of the markets. Foreign exchange and interest rate level changes can also have a material impact.
- At present, refinancing of the Hypo Real Estate Group is very much dependent on the already agreed and additionally necessary support measures from the Financial Market Stabilisation Fund as well as the German finance syndicate and the Bundesbank. If the functionality of the interbank market continues to be affected, refinancing will continue to be problematical for the companies of the Hypo Real Estate Group. In addition, rating downgrades might mean that access to certain refinancing markets becomes more difficult, and such access might become impossible in extreme cases. In consequence, it is possible that future liquidity shortages might occur.
- Subject to an extension of the Federal guarantee beyond 31 March 2009, the liquidity facility has a term maturing on 31 December 2009. In line with EU regulations, the Federal guarantee will initially have a term maturing on 31 March 2009. Hypo Real Estate Group will approach the Federal Government in due course in respect of an extension of the Federal guarantee beyond its initial term. Depending on the situation of the Hypo Real Estate Group and the markets, the Hypo Real Estate Group might require state support measures of a longer-term nature. If such support is not provided, the operations of the company as a going concern might be exposed to severe risk.
- If the Hypo Real Estate Group is not able to service the loans provided by the finance syndicate and the Bundesbank on time, the lenders might sell the assets and equity participations provided as collateral by Hypo Real Estate. In this case, Hypo Real Estate Holding AG might lose control over significant parts of the Group. These would have to be eliminated or deconsolidated in accordance with IFRS. Under extreme circumstances, Hypo Real Estate Holding AG might lose almost all assets, which would result in insolvency.
- As a result of the impairments of goodwill, collateralised debt obligations and other assets recognised in first nine months of 2008, the IFRS capital and core capital backing of the Hypo Real Estate Group declined consiberably. The regulatory core capital ratio is currently below the target ratio of at least 8 % set by the German Financial Market Stability Fund. In addition the IFRS capital and the regulatory core capital can decrease further due to the burdens of earnings described above. Additionally impairments on holdings may be neccessary in the separate financial statement of Hypo Real Estate Holding AG according to German GAAP (HGB). These impairments can exceed clearly the impairments on goodwill recognised in the consolidated group financial statements according to IFRS. The impairments would further burden the core capital ratio calculated on the basis of German GAAP (HGB). Due to these reasons measures to strengthen the capital basis can be necessary. Capital strengthening within the framework of the Financial Market Stability Fund should make a contribution in this respect.

The Hypo Real Estate Group is revising its business model in order to bring it into line with the changed situation of the market and the Company. The adjusted business model may also represent an opportunity for the Hypo Real Estate Group. In the field of commercial real estate financing, many competitors will presumably exit the market or will be seriously weakened. In consequence, margins on the real estate financing market will probably rise when the situation on the refinancing markets settles down. The globalisation of financial flows and investors of large volume projects will appreciate the value of a specialist commercial real estate financier such as the Hypo Real Estate Group as a result of its special market and product knowledge. The financial market crisis has also had a negative impact on numerous competitors in the field of public finance. The experience of the Hypo Real Estate Group with Pfandbrief business may be an advantage in this respect.

A dividend is not expected to be paid for financial 2008. Even in subsequent years, a dividend will probably not be paid as a result of the conditions of the support measures from the Financial Market Stabilisation Fund and the downturn in results of operations of the Hypo Real Estate Group. For the fourth quarter, Hypo Real Estate Group expects that results will be negatively affected as a result of the costs of the agreed liquidity facility including the additional costs for bridging the liquidity shortage until 13 November 2008 by Bundesbank as well as expenditure in conjunction with the necessary restructuring and repositioning of the Group. Overall, the market environment remains difficult. The costs of the € 50 billion liquidity facility as well as of further probably necessary liquidity and equity instruments and the restructuring will also impact on results for 2009.

Consolidated Financial Statements

Income Statement
for the period from 1 January to 30 September 2008

Income/expenses

in € million	Note · Page	1.1.–30.9.2008	1.1.–30.9.2007	Change in € million	Change in %
Operating revenues	8 · 61	75	879	–804	–91.5
Net interest income and similar income	9 · 61	957	671	286	42.6
Interest income and similar income		12,406	5,517	6,889	> 100.0
Interest expenses and similar expenses		11,449	4,846	6,603	> 100.0
Net commission income	10 · 61	104	142	–38	–26.8
Commission income		166	166	–	–
Commission expenses		62	24	38	> 100.0
Net trading income	11 · 61	–435	28	–463	< –100.0
Net income from financial investments	12 · 61	–528	37	–565	< –100.0
Net income from hedge relationships	14 · 62	–34	–4	–30	< –100.0
Balance of other operating income/expenses	15 · 62	11	5	6	> 100.0
Provisions for losses on loans and advances	16 · 62	247	81	166	> 100.0
General administrative expenses	17 · 63	424	271	153	56.5
Impairments on goodwill and DEPFA's intangible assets	18 · 63	2,482	–	2,482	> 100.0
Balance of other income/expenses	19 · 63	180	65	115	> 100.0
thereof: Effects from DEPFA acquisition		180	65	115	> 100.0
Pre-tax profit/loss		**–2,898**	**592**	–3,490	< –100.0
Taxes on income	20 · 63	–6	107	–113	–100.0
thereof: Deferred taxes on capitalised losses carried forward relating to other periods		8	–66	74	> 100.0
Effect from revaluation according to Corporate Tax Reform Act		–	27	–27	–100.0
Effects from DEPFA acquisition		46	21	25	> 100.0
Net income/loss		**–2,892**	**485**	–3,377	< –100.0
attributable to:					
Equity holders (consolidated profit/loss from the parent company)		–2,892	485	–3,377	< –100.0
Minority interest		–	–	–	–
		–2,892	**485**	–3,377	< –100.0

Earnings per share

in €	Note · Page	1.1.–30.9.2008	1.1.–30.9.2007
Basic earnings per share	22 · 64	–13.66	3.58
Diluted earnings per share	22 · 64	–13.66	3.58
Basic earnings per share[1]	22 · 64	0.10	2.97
Diluted earnings per share[1]	22 · 64	0.10	2.97

[1] Excluding the after tax effects from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income, impairment on Lehman exposure, impairments against Icelandic counterparties, impairments on goodwill and DEPFA's intangible assets, the effects from capitalised losses carried forward relating to other periods and the effect from revaluation according to Corporate Tax Reform Act.

Income Statement for the period from 1 July to 30 September 2008

Income/expenses

in € million	1.7.– 30.9.2008	1.7.– 30.9.2007	Change in € million	Change in %
Operating revenues	−345	274	−619	<−100.0
Net interest income and similar income	354	234	120	51.3
Interest income and similar income	4,127	1,862	2,265	>100.0
Interest expenses and similar expenses	3,773	1,628	2,145	>100.0
Net commission income	35	54	−19	−35.2
Commission income	50	61	−11	−18.0
Commission expenses	15	7	8	>100.0
Net trading income	−349	−18	−331	<−100.0
Net income from financial investments	−364	18	−382	<−100.0
Net income from hedge relationships	−30	−15	−15	−100.0
Balance of other operating income/expenses	9	1	8	>100.0
Provisions for losses on loans and advances	177	17	160	>100.0
General administrative expenses	119	85	34	40.0
Impairments on goodwill and DEPFA's intangible assets	2,482	—	2,482	>100.0
Balance of other income/expenses	18	65	−47	−72.3
thereof: Effects from DEPFA acquisition	19	65	−46	−70.8
Pre-tax profit/loss	**−3,105**	**237**	−3,342	<−100.0
Taxes on income	−53	−29	−24	−82.8
thereof: Deferred taxes on capitalised losses carried forward relating to other periods	6	−114	120	>100.0
Effect from revaluation according to Corporate Tax Reform Act	—	27	−27	−100.0
Effects from DEPFA acquisition	5	21	−16	−76.2
Net income/loss	**−3,052**	**266**	−3,318	<−100.0
attributable to:				
Equity holders (consolidated profit/loss from the parent company)	−3,052	266	−3,318	<−100.0
Minority interest	—	—	—	—
	−3,052	**266**	−3,318	<−100.0

Balance Sheet as of 30 September 2008

Assets

in € million	Note · Page	30.9.2008	31.12.2007	Change in € million	Change in %
Cash reserve		1,934	10,654	−8,720	−81.8
Trading assets	23 · 65	11,219	20,552	−9,333	−45.4
Loans and advances to other banks	24 · 65	45,844	51,975	−6,131	−11.8
Loans and advances to customers	25 · 65	217,317	213,173	4,144	1.9
Allowances for losses on loans and advances	27 · 66	−942	−905	−37	−4.1
Financial investments	28 · 67	105,746	88,851	16,395	18.5
Property, plant and equipment		33	68	−35	−51.5
Intangible assets	29 · 68	53	2,555	−2,502	−97.9
Other assets	30 · 68	8,382	9,870	−1,488	−15.1
Income tax assets	31 · 68	3,419	3,381	38	1.1
Current tax assets		143	114	29	25.4
Deferred tax assets		3,276	3,267	9	0.3
Total assets		**392,505**	**400,174**	−7,669	−1.9

Equity and liabilities

in € million	Note · Page	30.9.2008	31.12.2007	Change in € million	Change in %
Liabilities to other banks	32 · 69	135,063	111,241	23,822	21.4
Liabilities to customers	33 · 69	24,361	27,106	−2,745	−10.1
Liabilities evidenced by certificates	34 · 69	190,680	218,080	−27,400	−12.6
Trading liabilities	35 · 69	12,424	14,835	−2,411	−16.3
Provisions	36 · 69	132	144	−12	−8.3
Other liabilities	37 · 69	20,736	14,722	6,014	40.9
Income tax liabilities	38 · 69	2,093	2,357	−264	−11.2
Current tax liabilities		157	116	41	35.3
Deferred tax liabilities		1,936	2,241	−305	−13.6
Subordinated capital	39 · 70	5,107	5,615	−508	−9.0
Liabilities		**390,596**	**394,100**	−3,504	−0.9
Equity attributable to equity holders		1,909	6,074	−4,165	−68.6
Subscribed capital		633	602	31	5.1
Additional paid-in capital		6,350	5,926	424	7.2
Retained earnings		1,093	943	150	15.9
Revaluation reserve		−3,275	−1,857	−1,418	−76.4
AfS reserve		−2,058	−346	−1,712	<−100.0
Cash flow hedge reserve		−1,217	−1,511	294	19.5
Consolidated profit/loss 2007		—	457	−457	−100.0
Consolidated profit/loss 1.1.–30.9.2008		−2,892	—	−2,892	<−100.0
Profit carried forward from prior year		—	3	−3	−100.0
Minority interest in equity		—	—	—	—
Equity		1,909	6,074	−4,165	−68.6
Total equity and liabilities		**392,505**	**400,174**	−7,669	−1.9

Equity

in € million	2008	2007
Balance at 1.1.	**6,074**	**3,445**
Subscribed capital	31	–
Additional paid-in capital	424	–
Retained earnings	150	309
Revaluation reserve	–1,418	–312
AfS reserve	–1,712	–263
Cash flow hedge reserve	294	–49
Consolidated profit/loss from previous year	–457	–542
Consolidated profit/loss 1.1.–30.9.	–2,892	485
Profit carried forward from prior year	–3	–
Minority interest	–	–
Balance at 30.9.	**1,909**	**3,385**

The ordinary Annual General Meeting of Hypo Real Estate Holding AG approved on 27 May 2008 that, out of the net income of € 475 million of Hypo Real Estate Holding AG in 2007, a dividend of € 101 million equivalent to € 0.50 per share will be paid out to the shareholders (paid in 2007: € 201 million respectively € 1.50 per share).

Cash Flow Statement

in € million	2008	2007
Cash and cash equivalents at 1.1.	**10,654**	**648**
+/– Cash flow from operating activities	4,626	331
+/– Cash flow from investing activities	–13,088	–1,449
+/– Cash flow from financing activities	–141	587
+/– Effects of exchange rate changes and non-cash valuation changes	–117	240
Cash and cash equivalents at 30.9.	**1,934**	**357**

1 Principles

Hypo Real Estate Holding AG has prepared its interim financial statements for the period ended 30 September 2008 in line with EC ordinance No. 1606/2002 of the European Parliament and Council of 19 July 2002 in accordance with International Financial Reporting Standards (IFRS). These financial statements are based on the IFRS rules, which have been adopted in European Law by the EU commission as part of the endorsement process; it is also based on the regulations of commercial law which are applicable in accordance with section 315a (1) HGB (German Commercial Code). With the exception of IAS 39, all mandatory IFRS rules have been completely endorsed by the EU. Certain regulations of IAS 39, relating to fair value hedge accounting for a portfolio hedge of interest risks, have not been endorsed. The Hypo Real Estate Group does not apply this type of hedge accounting, therefore the financial statements are accordingly consistent with the entire IFRS and also with the IFRS as applicable in the EU.

The IFRS are standards and interpretations adopted by the International Accounting Standards Board (IASB). These are the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

If they are not inconsistent with the IFRS, the German Accounting Standards (Deutsche Rechnungslegungs Standards – DRS) published by the Deutsche Rechnungslegungs Standards Committee (DRSC) have been taken into account.

Adopted IFRS The Hypo Real Estate Group applies all standards and interpretations adopted by the IASB or IFRIC as endorsed by the EU. The accounting and valuation methods as of 30 September 2008 are the same as those applied in the consolidated financial statements for 2007 with the exception of reclassification of illiquid financial instruments as given below.

On 13 October 2008, the IASB amended the reclassification rules of the standards IAS 39 and IFRS 7 in response to the financial market crisis. The change was endorsed by the EU on 16 October 2008. Companies are thus permitted, in exceptional situations, to reclassify assets out of the "Held-for-Trading" category into other categories which are not recognised at fair value through profit and loss. In addition, under certain conditions, "Held-for-Trading" assets and "Available-for-Sale (AfS)" assets are permitted to be reclassified into the category "Loans and Receivables (LaR)". Until 1 November 2008, any reclassifications could be made retrospectively with effect from 1 July 2008.

As of 1 July 2008 Hypo Real Estate Group has reclassified € 3.5 billion out of the Held-for-Trading category and € 76.1 billion out of AfS financial investments. All reclassifications were made into the category LaR financial investments. The Group identified assets, eligible under the amendments, for which at 1 July 2008 it had a clear change of intent to hold for the foreseeable future rather than to exit or trade in the short term.

2 Consolidation

The Annual Report 2007 contains a list of all consolidated and non consolidated holdings on pages 159 to 165. All consolidated and non consolidated special purpose entities without capital holding are also listed.

Compared with the group of consolidated companies described in the Annual Report 2007, the following changes arose:

On 29 January 2008, Hypo Real Estate Capital Corporation, New York, a wholly owned subsidiary of Hypo Real Estate Bank International AG, Munich, and Quadra Realty Trust, Inc., New York, announced the signing of a merger agreement. In accordance with this agreement, Hypo Real Estate Capital Corporation through its special purpose subsidiary HRECC Merger Sub Inc., which been formed for such purposes of this transaction, made a tender offer regarding the outstanding shares of 65.3 % in Quadra Realty Trust, Inc., which it did not own, for a price of US$ 10.6506 per share in cash. With the completed tender offer, Quadra Realty Trust, Inc., announced an additional dividend of US$ 0.3494 (a total of US$ 9 million) payable to Quadra Realty Trust, Inc.'s, shareholders. Therefore, each outstanding Quadra shareholder received US$ 11.00 in the aggregate for each Quadra share. On the date of expiration of the tender offer (12 March 2008, midnight) more than 89 % of the shares owned by outstanding shareholders of Quadra Realty Trust, Inc., (other than Hypo Real Estate Capital Corporation, Inc.) had been tendered which resulted in Hypo Real Estate Capital Corporation holding more than 90 % of Quadra Realty Trust, Inc.'s, shares through its wholly owned subsidiary HRECC Merger Sub Inc. Therefore, with effect from 14 March 2008 (4:01 p.m. EST), Quadra Realty Trust, Inc., could be merged with HRECC Merger Sub Inc. The transaction has now been completed. Since this date, Quadra Realty Trust, Inc., is a wholly owned subsidiary of Hypo Real Estate Capital Corporation Inc. Quadra Realty Trust, Inc., is a company which invested primarily in commercial real estate financing and similar products. An income after transaction costs of € 22 million shown in net income from financial investments resulted from the first time consolidation as Hypo Real Estate Group's interest in the net fair value of the recognised identifiable assets, liabilities and contingent liabilities exceeded the costs of the business combination. The initial accounting of the acquisition was determined only provisionally accord-

ing to IFRS 3.62 because the fair values of the identifiable assets, liabilities and contingent liabilities could not be determined finally. The fair values at the time of the business combination determined provisionally correspond to the carrying amounts immediately prior to the business combination.

The special purpose entity Liffey Belmont, LLC, was initially consolidated in the second quarter of 2008. This special purpose vehicle possesses a complex of residential buildings in the USA, which was acquired as part of a salvage acquisition. The properties are shown under other assets instead of loans and advances, as they are to be sold if a favourable market opportunity arises. The initial consolidation has not resulted in any other major effects in the income statement or balance sheet.

In the third quarter of 2008, the Hypo Real Estate Group initially consolidated the three special purpose vehicles E.L.A.N. Ltd, St. Helier Jersey, Xenon Structured Finance Funding Ltd., Dublin, and Sirrah Funding I Ltd., Dublin. E.L.A.N. Ltd. is a special purpose entity and has US-CMBS of approx. US$ 600 million in its portfolio. In order to prevent an emergency sale, involving significant losses, of these performing assets, Hypo Real Estate Bank AG acquired a further tranche issued by the special purpose vehicle and thus received the majority of risks and opportunities in accordance with SIC 12. Xenon Structured Funding Ltd. was used for lending. The initial consolidation resulted merely in an asset swap of € 141 million in the balance sheet. Sirrah Funding I Ltd. purchased and securitised (€ 1.25 billion) assets from the Hypo Real Estate Group. The Hypo Real Estate Group holds all tranches issued by the special purpose vehicle. The initial consolidation thus resulted in an asset swap in the balance sheet.

The subsidiaries Immo Invest Gewerbe GmbH, Munich, Immo Invest Wohnwirtschaft GmbH, Munich, and GGV Gesellschaft für Grundbesitzverwaltung und Immobilienmanagement mbH, Munich, are not consolidated due to considerations of materiality; in the third quarter of 2008, they were merged with their parent company Hypo Real Estate Bank AG, Munich. This has not resulted in any significant impact on the income statement or balance sheet of the Group.

Four companies: Isar Gotham West 38th Street LLC i. L., New York, Collineo Asset Management USA, Inc., New York, Hypo Capital Markets, Inc., New York and Green Finance Srl, Rome, were deconsolidated in the first nine months of 2008. The special purpose vehicle, Isar Gotham West 38th Street LLC i. L., was liquidated on 24 January 2008. The assets belonging to the company were sold in financial 2007, and the deconsolidation accordingly did not have any significant impact on the income statement or the balance sheet. The companies Collineo Asset Management USA, Inc., and Hypo Capital Markets, Inc., New York, were deconsolidated because they were liquidated on 16 June 2008 and 19 June 2008 respectively. The assets belonging to the companies had previously been transferred to DEPFA BANK plc, and the deconsolidation processes accordingly did not have any major impact on the income statement or the balance sheet. The special purpose vehicle, Green Finance SrL, Rome, was liquidated after the issuer retired the securities which Green Finance SrL, Rome, had held. The deconsolidation resulted in a profit of € 4 million.

With effect from 31 March 2008, 24:00 hours, Hypo Public Finance Bank, Dublin, merged with its parent company DEPFA BANK plc, Dublin, by way of a section 33 scheme in accordance with the Irish Central Bank Act 1971. All Irish assets of Hypo Public Finance Bank were thus essentially transferred to DEPFA BANK plc. Hypo Public Finance Bank will continue to exist as a legal entity and will retain some assets in its balance sheet. The internal merger under Irish law did not have any impact on the net assets, financial position and results of operations of the Group.

Segment reporting

3 Notes to segment reporting by business segment (primary segmenting)

The Hypo Real Estate Group (HREG) has been divided into the three business segments Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management. These segments are used as the basis of managing the group. In segment reporting, these business segments are therefore defined as primary segments.

The business segment Commercial Real Estate (CRE) combines mainly the International and German businesses of the strategic, commercial real estate financing from Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG. The segment is split into the four platforms: Germany, Europe, America and Asia.

The business segment Public Sector & Infrastructure Finance (PS & IF) pools mainly the Public Sector business of DEPFA BANK plc and its subsidiaries as well as DEPFA Deutsche Pfandbriefbank AG. In addition, the segment contains the Infrastructure- and Asset-Based-Finance portfolios of these financial institutions. The segment consists of the platforms Public Sector and Infrastructure Finance.

The business segment Capital Markets & Asset Management (CM & AM) pools the Capital Markets and the Asset Management business of the group. The platform Capital Markets reflects the majority of trading assets and trading liabilities as well as income from securitisations and business with DEPFA-customer derivatives. The platform Asset Management mainly consists of the business of Collineo Asset Management, Morrigan TRR Funding LLC and the guaranteed investments contracts (GIC) business.

The column "Corporate Center" includes consolidation transactions as well as the contributions to earnings of the non-strategic portfolios. In addition, it includes the contributions to earnings of the corporate centers and the board.

Hypo Real Estate Group's segment reporting is based on its internal controlling instrument and management information system, which is prepared in accordance with IFRS. Transactions between segments are carried out on an arm's length basis. Income and expenses are shown such that they reflect the originating unit. The segments operate as autonomous companies with their own equity resources and responsibility for profits and losses. Revenues are allocated by portfolio structures. General administrative expenses are allocated to the correct segment according to causation.

In addition to the comparative figures, according to IAS 1.36, pro forma financial information is disclosed to make the comparison between the fiscal year 2008 and 2007 easier. The pro forma financial information reports income as if DEPFA BANK plc had been part of the Hypo Real Estate Group since 1 January 2006.

4 Income statement, broken down by business segment

Income/expenses

in € million		CRE	PS & IF	CM & AM	Corporate Center	HREG
Operating revenues	1.1.–30.9.2008	657	429	16	–1,027	75
	1.1.–30.9.2007	718	25	43	93	879
	pro forma 1.1.–30.9.2007	718	612	62	38	1,430
Net interest income and similar income	1.1.–30.9.2008	569	525	56	–193	957
	1.1.–30.9.2007	558	20	35	58	671
	pro forma 1.1.–30.9.2007	558	421	58	–6	1,031
Net commission income	1.1.–30.9.2008	67	24	17	–4	104
	1.1.–30.9.2007	126	5	17	–6	142
	pro forma 1.1.–30.9.2007	126	28	31	–7	178
Net trading income	1.1.–30.9.2008	–20	–114	–74	–227	–435
	1.1.–30.9.2007	3	–	14	11	28
	pro forma 1.1.–30.9.2007	3	–31	1	5	–22
Net income from financial investments	1.1.–30.9.2008	40	8	21	–597	–528
	1.1.–30.9.2007	21	–	–15	31	37
	pro forma 1.1.–30.9.2007	21	172	–15	34	212
Net income from hedge relationships	1.1.–30.9.2008	–	–14	–4	–16	–34
	1.1.–30.9.2007	4	–	–8	–	–4
	pro forma 1.1.–30.9.2007	4	21	–13	–	12
Balance of other operating income/expenses	1.1.–30.9.2008	1	–	–	10	11
	1.1.–30.9.2007	6	–	–	–1	5
	pro forma 1.1.–30.9.2007	6	1	–	12	19
Provisions for losses on loans and advances	1.1.–30.9.2008	227	–	–	20	247
	1.1.–30.9.2007	51	1	1	28	81
	pro forma 1.1.–30.9.2007	51	1	1	28	81
General administrative expenses	1.1.–30.9.2008	133	90	57	144	424
	1.1.–30.9.2007	143	5	23	100	271
	pro forma 1.1.–30.9.2007	143	110	70	169	492
Impairments on goodwill and DEPFA's intangible assets	1.1.–30.9.2008	–	–	–	2,482	2,482
	1.1.–30.9.2007	–	–	–	–	–
	pro forma 1.1.–30.9.2007	–	–	–	–	–
Balance of other income/expenses	1.1.–30.9.2008	–	–	–	180	180
	1.1.–30.9.2007	–	–	–	65	65
	pro forma 1.1.–30.9.2007	–	–	–	–	–
thereof: Effects from DEPFA acquisition	1.1.–30.9.2008	–	–	–	180	180
	1.1.–30.9.2007	–	–	–	65	65
	pro forma 1.1.–30.9.2007	–	–	–	–	–
Pre-tax profit/loss	1.1.–30.9.2008	**297**	**339**	**–41**	**–3,493**	**–2,898**
	1.1.–30.9.2007	**524**	**19**	**19**	**30**	**592**
	pro forma 1.1.–30.9.2007	**524**	**501**	**–9**	**–159**	**857**

5 Key ratios, broken down by business segment

Key ratios

in %		CRE	PS & IF	CM & AM	HREG
Cost-income ratio (based on operating revenues)	1.1.–30.9.2008	20.2	21.0	> 100.0	> 100.0
	1.1.–30.9.2007	19.9	20.0	53.5	30.8
	pro forma 1.1.–30.9.2007	19.9	18.0	> 100.0	34.4

6 Key capital ratios (based on German Commercial Code [HGB]), broken down by business segment

The risk-weighted counterparty risk positions (including counterparty risks in the trading book) and the market risk positions as of 30 September 2008 were as follows:

Risk-weighted counterparty risk positions

in € billion		CRE	PS & IF	CM & AM	HREG
Risk-weighted counterparty risk positions	30.9.2008	29.1	39.1	3.9	87.3
(including counterparty risks in the trading book)	31.12.2007[1]	50.1	38.3	2.5	101.0

[1] According to BIS, as reported in the Annual Report 2007

Market risik positions

in € million		CRE	PS & IF	CM & AM	HREG
Currency risks	30.9.2008	76	–	1	77
	31.12.2007[1]	20	–	–	19
Interest rate risks	30.9.2008	2	–	402	404
	31.12.2007[1]	17	–	411	428
Risks from equity securities/ risks from options	30.9.2008	–	–	–	–
	31.12.2007[1]	2	–	4	6
Total	30.9.2008	**78**	**–**	**403**	**481**
	31.12.2007[1]	**39**	**–**	**415**	**453**

[1] According to BIS, as reported in the Annual Report 2007

7 Employees, broken down by business segment

Employees

		CRE	PS & IF	CM & AM	Corporate Center	HREG
Employees	30.9.2008	281	295	127	1,145	1,848
	31.12.2007	338	336	157	1,169	2,000

Notes to the income statement

8 Operating revenues

Operating revenues

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Net interest income and similar income	957	671
Net commission income	104	142
Net trading income	–435	28
Net income from financial investments	–528	37
Net income from hedge relationships	–34	–4
Balance of other operating income/expenses	11	5
Total	**75**	**879**

9 Net interest income and similar income

Net interest income and similar income broken down by categories of income/expenses

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Interest income and similar income	**12,406**	**5,517**
Lending and money-market business	9,536	4,173
Fixed-income securities and government-inscribed debt	2,867	1,339
Equity securities and other variable-yield securities	2	2
Companies valued using the equity method	–	3
Other	1	–
Interest expenses and similar expenses	**11,449**	**4,846**
Deposits	4,690	1,166
Liabilities evidenced by certificates	6,430	3,128
Subordinated capital	259	108
Current result from swap transactions (balance of interest income and interest expenses)	70	444
Total	**957**	**671**

Interest margins

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Average volume of business	395,049	165,244
based on average volume of business[1] (in %)	**0.32**	**0.54**

[1] Net interest income and similiar income/average volume of business

Total interest income for financial assets that are not at fair value through profit or loss, amount to € 12.2 billion (1.1.–30.9.2007: € 5.4 billion). Total interest expenses for financial liabilities that are not at fair value through profit or loss amount to € 11.4 billion (1.1.–30.9.2007: € 4.4 billion).

Net interest income and similar income includes income of € 16 million (1.1.–30.9.2007: € 17 million) due to the increase in the present value of the adjusted allowances resulting over a period of time.

10 Net commission income

Net commission income

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Securities and custodial services	–8	–6
Lending operations and other service operations	112	148
Total	**104**	**142**

Net commission income is attributable exclusively to financial assets and financial liabilities which are not designated at fair value through profit and loss.

11 Net trading income

Net trading income

in € million	1.1.–30.9.2008	1.1.–30.9.2007
From other equity instruments and related derivatives	–	5
From interest rate instruments and related derivatives	16	18
From credit risk instruments and related derivatives	–457	5
thereof: Valuation result from synthetic CDOs	–218	–
From foreign exchange trading interest	6	–
Total	**–435**	**28**

12 Net income from financial investments

Net income from financial investments

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Income from financial investments	204	57
Expenses from financial investments	732	20
Total	**–528**	**37**

Based on valuation categories, net income from financial investments is broken down as follows:

Net income from financial investments by IAS 39 categories

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Held-to-maturity financial investments	–	17
Available-for-sale financial investments	–498	–
thereof: Impairment on Cash CDOs	–409	–4
Loans-and-receivables financial investments	–70	–
Negative difference from business combination	22	–
Result from investment properties	18	20
Total	**–528**	**37**

13 Combined valuation result from the CDO portfolio

Valuation result affecting income

in € million	1.1.–30.9.2008
Synthetic CDOs	–218
US-American	–144
European	–74
Cash CDOs	–409
US-American	–434
European	–45
Model reserve	70
Total	**–627**

The European cash CDOs contain collateralised loan obligations (CLOs) and collateralised swap obligations (CSOs). Furthermore it is a matter of importance for accounting whether CDOs are classified as cash structures or as synthetic structures.

Synthetic CDOs constitute embedded derivatives which have to be separated in accordance with IAS 39 – as clarified by the Institut der Wirtschaftsprüfer (IDW) in its position paper dated 10 December 2007 –, and any changes in value have to be recognised in the income statement. In the case of cash CDOs, changes in value are normally recognised directly in equity in the AfS reserve. If there is an objective evidence of impairment, the cumulative changes in value recognised directly in equity have to be reversed and shown in the result of the period. The valuation is based on internal present-value models. In the financial year 2007, a model reserve of € 90 million had been recognised in the income statement-related valuation result for uncertainty with regard to the assumptions and estimates which have been made on the valuation of collateralised debt obligations. In the first nine months of 2008 the uncertainty with regard to the assumptions and estimates could be reduced. In consequence the model reserve could be released affecting the income statement by € 70 million.

14 Net income from hedge relationships

Net income from hedge relationships

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Result from fair value hedge accounting	3	4
Result from hedged items	5,924	283
Result from hedging instruments	–5,921	–279
Result from dFVTPL investments and related derivatives	–36	–8
Result from dFVTPL investments	–26	–71
Result from derivatives related to dFVTPL investments	–10	63
Ineffectiveness from cash flow hedge accounting affecting income	–1	–
Total	**–34**	**–4**

15 Balance of other operating income/expenses

Balance of other operating income/expenses

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Other operating income	26	19
Other operating expenses	15	14
Balance of other operating income/expenses	**11**	**5**

16 Provisions for losses on loans and advances

Provisions for lending business

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Provisions for losses on loans and advances	250	83
Additions	293	158
Releases	–43	–75
Provisions for contingent liabilities and other commitments	–	–
Additions	–	–
Releases	–	–
Recoveries from write-offs of loans and advances	–3	–2
Total	**247**	**81**

17 General administrative expenses

General administrative expenses

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Personnel expenses	212	168
Wages and salaries	173	143
Social security costs	26	18
Pension expenses and related employee benefit costs	13	7
Other general administrative expenses	176	91
Depreciation/amortisation	36	12
on software and other intangible assets excluding goodwill	25	8
on property, plant and equipment	11	4
Total	**424**	**271**

Cost-income ratio

in %	1.1.–30.9.2008	1.1.–31.12.2007
Cost-income ratio (based on operating revenues)	> 100.0	48.0

18 Impairments on goodwill and DEPFA's intangible assets

Impairments on goodwill and DEPFA's intangible assets

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Goodwill	2,223	–
Software acquired	14	–
Customer relationships	165	–
Brand names	80	–
Total	**2,482**	**–**

Intangible assets with a limited useful economic life, such as software and customer relationships, have to be depreciated. In addition, an impairment test has to be carried out at least annually or if there are any indications of impairment for these assets as well as for intangible assets with an indefinite useful economic life, such as goodwill and brand names. Such an indication is the occurrence of significant changes with detrimental consequences for the Company in the extent or the way in which intangible assets are used or are expected to be used. In mid-September 2008, after the US investment bank Lehman Brothers Inc. had to apply for creditor protection, the interbank market collapsed almost completely. As a consequence of the collapsed interbank market, it was no longer possible to conduct the business of DEPFA with the same premises as assumed at the acquisition of DEPFA in October 2007. Therefore, Hypo Real Estate Group is revising its business model. Accordingly, new business in all segments will be significantly reduced and the portfolio will be downsized. The future benefit which was originally used as the basis of valuing the goodwill and other intangible assets accordingly no longer exists. For this reason, the goodwill was written down by € 2,223 million in the third quarter of 2008. In addition, the capitalised brand names were completely written off (€ 80 million) in the third quarter of 2008, as were customer relationships (€ 165 million) and the acquired software of DEPFA (€ 14 million).

19 Balance of other income/expenses

Balance of other income/expenses

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Other income	180	65
thereof: Effects from DEPFA acquisition	180	65
Other expenses	–	–
Balance of other income/expenses	**180**	**65**

The balance of other income/expenses includes effects from the DEPFA acquisition. As of 30 September 2008, these effects were attributable to the mandatory convertible bond issued in August 2007 to finance the DEPFA acquisition. This mandatory convertible bond contained an embedded compound derivative based on shares of Hypo Real Estate Holding AG, which, in accordance with IAS 39, shall be separated from the host contract and measured at fair value as derivative. The change in the fair value has to be recognised in the income statement. On 20 August 2008 the mandatory convertible bond was converted into ordinary shares of Hypo Real Estate Holding AG. The final valuation of the derivative has resulted in pre-deferred tax income of € 180 million.

20 Taxes on income

Breakdown

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Current taxes	47	97
Deferred taxes	–53	10
thereof: Deferred taxes on capitalised losses carried forward relating to other periods	8	–66
Effect from revaluation according to Corporate Tax Reform Act	–	27
Effects from DEPFA acquisition	46	21
Total	**–6**	**107**

21 Net gains/net losses

The income statement contains the following income statement-related net gains/net losses according to IFRS 7.20a:

Net gains/net losses

in € million	1.1.–30.9.2008	1.1.–30.9.2007
Loans and receivables	–231	–4
Held to maturity	–	17
Available for sale	–498	–
Held for trading[1]	–255	93
Designated at Fair Value through P&L	–36	–8
Financial liabilities at amortised cost	13	13

[1] Including the income in the amount of € 180 million from the embedded derivative comprised in the mandatory convertible bond shown in balance of other income/expenses (1.1.–30.9.2007: € 65 million)

22 Earnings per share

In accordance with IAS 33 (Earnings per Share), earnings per share are calculated by dividing consolidated net income by the weighted average number of circulating shares. The financing expenses connected with the mandatory convertible bond are added to consolidated net income. On 20 August 2008 the mandatory convertible bond was converted into 9,976,258 notional no-par shares of Hypo Real Estate Holding AG. The adjusted average number of issued ordinary shares already includes the shares newly issued in line with their respective time weighting.

Earnings per share

		1.1.–30.9.2008	1.1.–30.9.2007
Consolidated profit/loss	in € million	–2,892	485
+ Financing expenses for the mandatory convertible bond, net of tax effects	in € million	13	2
Adjusted consolidated profit/loss	in € million	–2,879	487
Adjusted average number of issued ordinary shares	units	202,425,573	134,072,175
Potential shares to be issued upon conversion of the mandatory convertible bond	units	8,320,717	2,062,649
Adjusted weighted average total number of issued and potential ordinary shares	units	210,746,291	136,134,824
Basic earnings per share	in €	**–13.66**	**3.58**
Diluted earnings per share	in €	**–13.66**	**3.58**

Excluding the after tax effects from measurement of the derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income, impairments on Lehman exposure, impairments against Icelandic counterparties, impairments on goodwill and DEPFA's intangible assets, the effects from capitalised losses carried forward relating to other periods as well as the effect from revaluation according to Corporate Tax Reform Act, earnings per share are as follows:

Earnings per share

		1.1.–30.9.2008	1.1.–30.9.2007
Consolidated profit/loss[1]	in € million	9	402
+ Financing expenses for the mandatory convertible bond, net of tax effects	in € million	13	2
Adjusted consolidated profit/loss	in € million	22	404
Adjusted average number of issued ordinary shares	units	202,425,573	134,072,175
Potential shares to be issued upon conversion of the mandatory convertible bond	units	8,320,717	2,062,649
Adjusted weighted average total number of issued and potential ordinary shares	units	210,746,291	136,134,824
Basic earnings per share[1]	in €	**0.10**	**2.97**
Diluted earnings per share[1]	in €	**0.10**	**2.97**

[1] Excluding the after tax effects from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income, impairments on Lehman exposure, impairments against Icelandic counterparties, impairments on goodwill and DEPFA's intangible assets, the effects from capitalised losses carried forward relating to other periods and the effect from revaluation according to Corporate Tax Reform Act.

Notes to the balance sheet (Assets)

23 Trading assets

Trading assets

in € million	30.9.2008	31.12.2007
Debt securities and other fixed-income securities	3,360	11,165
Equity securities and other variable-yield securities	–	–
Positive fair values from derivative financial instruments	1,791	787
Other trading assets	646	2,398
Stand alone derivatives (bankbook)	5,422	6,202
Total	**11,219**	**20,552**

24 Loans and advances to other banks

Loans and advances to other banks, broken down by type of business

in € million	30.9.2008	31.12.2007
Loans and advances	41,299	38,675
Public sector loans	32,690	31,128
Real estate loans	92	1,280
Other loans and advances	8,517	6,267
Investments	4,545	13,300
Total	**45,844**	**51,975**

Loans and advances to other banks, broken down by maturities

in € million	30.9.2008	31.12.2007
Repayable on demand	1,771	2,519
With agreed maturities	44,073	49,456
up to 3 months	5,831	15,195
from 3 months to 1 year	4,798	6,034
from 1 year to 5 years	12,120	12,187
from 5 years and over	21,324	16,040
Total	**45,844**	**51,975**

25 Loans and advances to customers

Loans and advances to customers, broken down by type of business

in € million	30.9.2008	31.12.2007
Loans and advances	216,391	213,161
Public sector loans	143,696	142,698
Real estate loans	60,514	60,870
Other loans and advances	12,181	9,593
Investments	926	12
Total	**217,317**	**213,173**

Loans and advances to customers, broken down by maturities

in € million	30.9.2008	31.12.2007
Unspecified terms	319	6
With agreed maturities	216,998	213,167
up to 3 months	8,056	6,105
from 3 months to 1 year	12,011	12,004
from 1 year to 5 years	55,867	52,329
from 5 years and over	141,064	142,729
Total	**217,317**	**213,173**

The loans and advances to customers contain a portfolio of loans that have been designated as at fair value through profit and loss (dFVTPL) to reduce the measurement inconsistency with the offsetting derivative, which is an economic hedge of the position. The dFVTPL-loans and advances amount to € 483 million (31 December 2007: € 569 million). The dFVTPL-loans and advances were acquired in the course of the take-over of DEPFA BANK plc.

In 2008, the loans and advances designated as at fair value through profit or loss had fair value move of € 0 million attributable to a change in the credit risk of the asset (2007: € –4 million). This was offset by a fair value move on the credit derivative of € 0 million (2007: € 4 million).

The book value of the above loans reflects the maximum exposure to credit risk on these assets. This credit exposure is reduced by € 479 million by the related credit derivative.

26 Volume of lending

Volume of lending

in € million	30.9.2008	31.12.2007
Loans and advances to other banks	41,299	38,675
Loans and advances to customers	216,391	213,161
Contingent liabilities	3,234	4,379
Total	**260,924**	**256,215**

27 Allowances for losses on loans and advances

Development

in € million	Individual allowances on loans and advances	Portfolio-based allowances	Total
Balance at 1.1.2007	**728**	**212**	**940**
Changes affecting income	9	−89	−80
Gross additions	171	16	187
Releases	−138	−105	−243
Increase of the present value due to passage of time (unwinding)	−24	–	−24
Changes not affecting income	−65	110	45
Use of existing loan-loss allowances	−184	–	−184
Effects of currency translations and other changes not affecting income	119	110	229
Balance at 31.12.2007	**672**	**233**	**905**
Balance at 1.1.2008	**672**	**233**	**905**
Changes affecting income	119	45	164
Gross additions	178	115	293
Releases	−43	–	−43
Increase of the present value due to passage of time (unwinding)	−16	–	−16
Release model reserve	–	−70	−70
Changes not affecting income	−113	−14	−127
Use of existing loan-loss allowances	−149	−14	−163
Effects of currency translations and other changes not affecting income	36	–	36
Balance at 30.9.2008	**678**	**264**	**942**

With the exception of a model reserve created for the valuation of the CDO portfolio in the amount of € 20 million, which is disclosed in the portfolio-based allowances, the allowances for losses on loans and advances were exclusively created for the measurement category loans and receivables.

At 30 September 2008, the following amounts were noted by the group as being past due. However, no impairment provision was made against these amounts as the bank does not consider that there is any issue regarding their recoverability. Such timing issues in receipts of payments due occur frequently in the normal course of business and do not, by themselves, impair the quality of the receivable. The total book value in relation to the amounts has also been disclosed to put the size of the amounts in question into context.

Loans and receivables (LaR): past due but not impaired (due amount)

in € million	30.9.2008	31.12.2007
up to 3 months	143	57
from 3 months to 6 months	102	16
from 6 months to 1 year	13	12
from 1 year and over	22	15
Total	**280**	**100**

Loans and receivables (LaR): past due but not impaired (total loan/investment)

in € million	30.9.2008	31.12.2007
up to 3 months	3,146	4,628
from 3 months to 6 months	1,817	2,881
from 6 months to 1 year	1,012	1,353
from 1 year and over	752	351
Total	**6,727**	**9,213**

28 Financial investments

Breakdown

in € million	30.9.2008	31.12.2007
AfS financial investments	15,125	82,196
Shares in non-consolidated subsidiaries	56	58
Participating interests	19	132
Debt securities and other fixed-income securities	15,046	82,002
Equity securities and other variable-yield securities	4	4
dFVTPL financial investments	4,677	4,628
Debt securities and other fixed-income securities	4,677	4,628
LaR financial investments	85,444	1,915
Debt securities and other fixed-income securities	85,444	1,915
Companies valued using the equity method	–	86
Investment properties	–	26
Total	**105,246**	**88,851**

Financial investments, broken down by maturities

in € million	30.9.2008	31.12.2007
Unspecified terms	79	306
With agreed maturities	105,167	88,545
up to 3 months	2,478	2,197
from 3 months to 1 year	6,071	4,246
from 1 year to 5 years	15,407	18,151
from 5 years and over	81,211	63,951
Total	**105,246**	**88,851**

Hypo Real Estate Group has made use of the IASB amendments to IAS 39 and IFRS 7 and reclassified financial assets as of 1 July 2008. The group reclassified debt securities and other fixed-income securities out of the categories "trading assets" and "AfS financial investments" into the category "LaR financial investments". The Group identified assets, eligible under the amendments, for which at 1 July 2008, it had a clear change of intent to hold for the foreseeable future rather than to exit or trade in the short term. The following table summarises the carrying amount reclassified, the carrying amount and fair value as of 30 September 2008 as well as fair value gains and losses that would have been recognised in the income statement or AfS reserve if the financial assets had not been reclassified.

Reclassifications

	into: Financial investments loans and receivables (LaR)			Effect if no assets would have been reclassified (1.7.2008 until 30.9.2008)	
	1.7.2008	30.9.2008			
	Carrying amount in € billion	Carrying amount in € billion	Fair value in € billion	Income statement in € million	AfS reserve (after taxes) in € million
out of: Trading assets held for trading (HfT)	3.5	3.5	3.3	−159	
out of: Financial investments available for sale (AfS)	76.1	76.1	73.9	70	−1,793
Total	**79.6**	**79.6**	**77.2**		

The reclassification of trading assets contributed € 1 million to the net income from financial investments of the third quarter 2008. Net income from financial investments is not direct affected by the reclassification from AfS financial investments into LaR financial investments. However, a portfolio-based provision of € 70 million was recognised.

The net trading income of the second quarter 2008 included fair value changes of € −31 million on reclassified trading assets. In the second quarter 2008, reclassified AfS financial investments contributed € −311 million (after taxes) to the AfS reserve.

29 Intangible assets

Breakdown

in € million	30.9.2008	31.12.2007
Goodwill	10	2,233
Software acquired	29	53
Customer relationships	–	174
Brand names	–	80
Other intangible assets	6	9
Advance payments	8	6
Total	**53**	**2,555**

30 Other assets

Other assets

in € million	30.9.2008	31.12.2007
Positive fair values from derivative financial instruments	7,849	9,285
Hedging derivatives	7,664	9,234
Micro fair value hedge	3,484	3,694
Cash flow hedge	4,180	5,540
Derivatives hedging dFVTPL financial instruments	185	51
Salvage acquisitions	169	185
Other assets	278	334
Deferred charges and prepaid expenses	31	10
Capitalised excess cover of qualified insurance or pension provisions	55	56
Total	**8,382**	**9,870**

31 Income tax assets

Income tax assets

in € million	30.9.2008	31.12.2007
Current tax assets	143	114
Deferred tax assets	3,276	3,267
Total	**3,419**	**3,381**

Notes to the balance sheet (Equity and liabilities)

32 Liabilities to other banks

Liabilities to other banks by maturities

in € million	30.9.2008	31.12.2007
Repayable on demand	4,786	1,046
With agreed maturities	130,277	110,195
up to 3 months	87,981	75,219
from 3 months to 1 year	29,729	28,376
from 1 year to 5 years	6,772	5,019
from 5 years and over	5,795	1,581
Total	**135,063**	**111,241**

33 Liabilities to customers

Liabilities to customers by maturities

in € million	30.9.2008	31.12.2007
Repayable on demand	682	1,916
With agreed maturities	23,679	25,190
up to 3 months	6,962	7,856
from 3 months to 1 year	4,933	3,679
from 1 year to 5 years	3,774	5,170
from 5 years and over	8,010	8,485
Total	**24,361**	**27,106**

34 Liabilities evidenced by certificates

Liabilities evidenced by certificates, broken down by maturities

in € million	30.9.2008	31.12.2007
With agreed maturities		
up to 3 months	28,244	41,556
from 3 months to 1 year	28,133	31,413
from 1 year to 5 years	72,926	79,568
from 5 years and over	61,377	65,543
Total	**190,680**	**218,080**

35 Trading liabilities

Trading liabilities

in € million	30.9.2008	31.12.2007
Negative fair values from derivative financial instruments	1,739	862
Equity-related transactions	–	–
Interest-based and foreign-currency-based transactions	669	361
Credit-related transactions	1,012	444
Others	58	57
Other trading liabilities	5,229	7,551
Stand alone derivatives (bankbook)	5,456	6,422
Total	**12,424**	**14,835**

36 Provisions

Breakdown

in € million	30.9.2008	31.12.2007
Provisions for pensions and similar obligations	67	65
Restructuring provisions	22	33
Provisions for contingent liabilities and other commitments	9	13
Other provisions	34	33
thereof: Long-term liabilities to employees	5	6
Total	**132**	**144**

As of 1 January 2005, the Hypo Real Estate Group took out an insurance policy which is classified as a "qualified insurance policy" under IAS 19 to protect itself against the primary risks arising from the defined-benefit pension commitments. The expected return of the plan assets has been calculated by employing the long-term risk-free interest rate in accordance with the investment strategy of the plan assets. The plan assets do not cover the obligations for companies which were initially consolidated as part of the take-over of DEPFA BANK plc and the new pension commitments after 1 January 2005.

37 Other liabilities

Other liabilities

in € million	30.9.2008	31.12.2007
Negative fair values from derivative financial instruments	20,119	14,073
Hedging derivatives	20,080	14,021
Micro fair value hedge	14,422	6,996
Cash flow hedge	5,658	7,025
Derivatives hedging dFVTPL financial instruments	39	52
Other liabilities	505	619
Deferred income	112	30
Total	**20,736**	**14,722**

38 Income tax liabilities

Income tax liabilities

in € million	30.9.2008	31.12.2007
Current tax liabilities	157	116
Deferred tax liabilities	1,936	2,241
Total	**2,093**	**2,357**

39 Subordinated capital

Breakdown

in € million	30.9.2008	31.12.2007
Subordinated liabilities	2,354	2,127
Participating certificates outstanding	1,289	1,511
Hybrid capital instruments	1,464	1,977
Total	**5,107**	**5,615**

40 Treasury stock and Incentive Compensation Programme

As of 30 September 2008 the DEPFA BANK plc Deferred Stock Trust, Dublin, held unchanged 211,896 shares in Hypo Real Estate Holding AG. Of these shares, 181,820 were awarded to employees of the Group. These shares will become fully vested in February 2009.

These shares are held by the Trust until the specified vesting conditions are satisfied. The restricted shares carry no voting rights, but do carry entitlements to receive dividends as and when declared. Restricted shares are awarded for no consideration, and are subject only to continued employment over the vesting period.

There was no trading in treasury shares in the first nine months of 2008.

Other notes

41 Assets and liabilities according to measurement categories

Assets and liabilities according to measurement categories

in € million	30.9.2008	31.12.2007
Assets		
Loans-and-receivables (LaR)	347,180	265,589
Held-to-maturity (HtM)	–	–
Available-for-sale (AfS)	15,125	82,196
Held-for-trading (HfT)	11,219	20,552
dFVTPL-assets (dFVTPL)	5,150	5,197
Cash reserve	1,934	10,654
Positive fair values from hedging derivatives	7,849	9,285
Liabilities		
Held-for-trading (HfT)	12,424	14,835
Financial liabilities at amortised cost	355,568	362,460
Negative fair values from hedging derivatives	20,119	14,073

42 Contingent liabilities and other commitments

Contingent liabilities and other commitments

in € million	30.9.2008	31.12.2007
Contingent liabilities[1]	**3,234**	**4,379**
Guarantees and indemnity agreements	3,234	4,379
Loan guarantees	103	377
Performance guarantees and indemnities	812	1,279
Documentary credits	2,319	2,723
Other commitments	**24,049**	**35,507**
Irrevocable loan commitments	15,482	17,267
Book credits	956	1,191
Guarantees	41	181
Mortgage and public sector loans	14,485	15,895
Liquidity facilities	8,548	16,542
Other commitments	19	1,698
Total	**27,283**	**39,886**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent assets.

43 Key capital ratios (based on German Commercial Code)

The executive officers manage regulatory capital on the basis of the guidelines which were issued for own funds by the Basel Committee on Banking Supervision in July 1988, in combination with the German Solvency Regulation from December 2006. According to these standards the total equity capital ratio (equity capital/risk weighted assets) may not go below 8.0%. In addition, the core capital (Tier I) must consist of at least 50% of equity capital (core capital and supplementary capital), so that the core capital ratio may not be lower than 4.0%. At the same time, the own funds ratio, which is calculated by dividing the own funds by the total risk weighted assets, must be no lower than 8.0%. The total risk weighted assets are determined by multiplying the capital requirements for market risk (including trades in options) and operational risk by 12.5 and adding the resulting figures to the sum of risk weighted assets for credit risk. These requirements were fulfilled by the Hypo Real Estate Group in the past.

Own funds consist of core capital and supplementary capital (equity capital) plus Tier III capital and are as follows, as of 30 September 2008:

Own funds[1]

in € million	30.9.2008	31.12.2007[2]
Core capital (Tier I)	6,551	7,060
Supplementary capital (Tier II)	2,676	2,937
Equity capital	**9,227**	**9,997**
Tier III capital	–	–
Total	**9,227**	**9,997**

[1] Consolidated pursuant to section 10a German Banking Act (KWG)
[2] As per approved annual financial statements and after profit distribution

The risk-weighted counterparty risk positions (including counterparty risks in the trading book), the operational risks and market risk positions were as follows:

Risk-weighted counterparty risk positions

in € billion	30.9.2008	31.12.2007[1]
Risk-weighted counterparty risk positions (including counterparty risks in the trading book)	96.3[2]	101.0

[1] According to BIS, as reported in the Annual Report 2007
[2] Including weighted operational risks (€ 3.0 billion) and weighted market risk positions (€ 6.0 billion)

The operational risks amounted to € 237 million as of 30 September 2008.

Market risk positions

in € million	30.9.2008	31.12.2007[1]
Currency risks	77	19
Interest rate risks	404	428
Risks from equity securities/risks from options	–	6
Total	**481**	**453**

[1] According to BIS, as reported in the Annual Report 2007

The regulatory capital ratios were calculated on the basis of the definition for regulatory capital according to Basel I and risk-weighted assets according to Basel II. The resulting ratios as of 30 September 2008 were thus as follows:

Key capital ratios

in %	30.9.2008	31.12.2007[1]
Core capital ratio	6.8[2]	7.0
Equity capital ratio	10.2	9.9
Own funds ratio (overall indicator)	9.6	9.4

[1] As per approved annual financial statements and after profit distribution; according to BIS, as reported in the Annual Report 2007
[2] Including weighted operational risks and weighted market risk positions

44 Summary of quarterly financial data

Hypo Real Estate Group

		3rd Quarter 2007	4th Quarter 2007	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008
Operating performance						
Operating revenues	in € million	274	27	184	236	-345
Net interest income and similar income	in € million	234	434	299	304	354
Net commission income	in € million	54	56	35	34	35
Net trading income	in € million	-18	-252	-98	12	-349
Net income from financial investments	in € million	18	-206	-29	-135	-364
Net income from hedge relationships	in € million	-15	-1	-19	15	-30
Balance of other operating income/expenses	in € million	1	-4	-4	6	9
Provisions for losses on loans and advances	in € million	17	-142	33	37	177
General administrative expenses	in € million	85	164	145	160	119
Balance of other income/expenses (exluding restructuring expenses)	in € million	65	25	184	-22	18
Pre-tax profit/loss (excluding impairments on goodwill and DEPFA's intangible assets and restructuring expenses)	in € million	237	30	190	17	-623
Impairments on goodwill and DEPFA's intangible assets	in € million	–	–	–	–	2,482
Restructuring expenses	in € million	–	35	–	–	–
Pre-tax profit/loss	in € million	237	-5	190	17	-3,105
Net income/loss[1]	in € million	179	-19	155	7	-3,046
Key indicators						
Total volume of lending	in € billion	94.4	256.2	257.4	257.3	260.9
Risk assets compliant with BIS rules[2]	in € billion	75.0	101.0	92.7	90.6	96.3
Core capital ratio compliant with BIS rules[3]	in %	6.7	7.0[4]	7.8	8.2	6.8
Employees		1,230	2,000	2,000	1,904	1,848

[1] Excluding the effects from capitalised losses carried forward relating to other periods and the effect from revaluation according to Corporate Tax Reform Act
[2] 2007 according to BIS, as reported in the Annual Report 2007; 2008 including counterparty risks in the trading book, weighted operational risks and weighted market risk positions
[3] 2007 according to BIS, as reported in the Annual Report 2007; 2008 including weighted operational risks and weighted market risk positions
[4] As per approved annual financial statements and after profit distribution

Hypo Real Estate Group		3rd Quarter 2007 (pro forma)	4th Quarter 2007 (pro forma)	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008
Operating performance						
Operating revenues	in € million	412	33	184	236	−345
Net interest income and similar income	in € million	357	440	299	304	354
Net commission income	in € million	69	56	35	34	35
Net trading income	in € million	−73	−252	−98	12	−349
Net income from financial investments	in € million	49	−206	−29	−135	−364
Net income from hedge relationships	in € million	−7	−1	−19	15	−30
Balance of other operating income/expenses	in € million	17	−4	−4	6	9
Provisions for losses on loans and advances	in € million	17	−142	33	37	177
General administrative expenses	in € million	162	164	145	160	119
Impairments on goodwill and DEPFA's intangible assets	in € million	–	–	–	–	2,482
Balance of other income/expenses	in € million	–	−6	184	−22	18
Pre-tax profit/loss	in € million	233	5	190	17	−3,105

Commercial Real Estate		3rd Quarter 2007 (pro forma)	4th Quarter 2007 (pro forma)	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008
Operating performance						
Operating revenues	in € million	247	245	231	200	226
Net interest income and similar income	in € million	196	202	194	188	187
Net commission income	in € million	46	26	21	20	26
Net trading income	in € million	–	−1	−11	−8	−1
Net income from financial investments	in € million	3	15	23	–	17
Net income from hedge relationships	in € million	−1	2	–	–	–
Balance of other operating income/expenses	in € million	3	1	4	–	−3
Provisions for losses on loans and advances	in € million	8	15	23	25	179
General administrative expenses	in € million	46	37	44	45	44
Balance of other income/expenses	in € million	–	–	–	–	–
Pre-tax profit/loss	in € million	193	193	164	130	3
New business	in € billion	9.7	6.8	3.1	2.6	1.6

Public Sector & Infrastructure Finance		3rd Quarter 2007 (pro forma)	4th Quarter 2007 (pro forma)	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008
Operating performance						
Operating revenues	in € million	190	222	204	184	41
Net interest income and similar income	in € million	153	158	157	179	189
Net commission income	in € million	10	15	7	11	6
Net trading income	in € million	−15	13	34	−6	−142
Net income from financial investments	in € million	29	33	2	–	6
Net income from hedge relationships	in € million	13	8	4	–	−18
Balance of other operating income/expenses	in € million	–	−5	–	–	–
Provisions for losses on loans and advances	in € million	–	−1	–	–	–
General administrative expenses	in € million	37	42	32	33	25
Balance of other income/expenses	in € million	–	–	–	–	–
Pre-tax profit/loss	in € million	153	181	172	151	16
New business	in € billion	21.3	13.8	16.7	11.7	5.7

Capital Markets & Asset Management		3rd Quarter 2007 (pro forma)	4th Quarter 2007 (pro forma)	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008
Operating performance						
Operating revenues	in € million	-25	-43	3	56	-43
Net interest income and similar income	in € million	20	27	11	10	35
Net commission income	in € million	15	13	9	4	4
Net trading income	in € million	-32	-64	-41	50	-83
Net income from financial investments	in € million	-9	-8	24	-4	1
Net income from hedge relationships	in € million	-19	-11	–	-4	–
Balance of other operating income/expenses	in € million	–	–	–	–	–
Provisions for losses on loans and advances	in € million	–	–	–	–	–
General administrative expenses	in € million	25	30	22	20	15
Balance of other income/expenses	in € million	–	–	–	–	–
Pre-tax profit/loss	in € million	-50	-73	-19	36	-58
New business	in € billion	3.2	3.5	0.5	1.5	1.0

Corporate Center		3rd Quarter 2007 (pro forma)	4th Quarter 2007 (pro forma)	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008
Operating performance						
Operating revenues	in € million	–	-391	-254	-204	-569
Net interest income and similar income	in € million	-12	53	-63	-73	-57
Net commission income	in € million	-2	2	-2	-1	-1
Net trading income	in € million	-26	-200	-80	-24	-123
Net income from financial investments	in € million	26	-246	-78	-131	-388
Net income from hedge relationships	in € million	–	–	-23	19	-12
Balance of other operating income/expenses	in € million	14	–	-8	6	12
Provisions for losses on loans and advances	in € million	9	-156	10	12	-2
General administrative expenses	in € million	54	55	47	62	35
Impairments on goodwill and DEPFA's intangible assets	in € million	–	–	–	–	2,482
Balance of other income/expenses	in € million	–	-6	184	-22	18
Pre-tax profit/loss	in € million	-63	-296	-127	-300	-3,066

Munich, 14 November 2008

Hypo Real Estate Holding Aktiengesellschaft
The Management Board

Dr. Axel Wieandt (CEO)

Cyril Dunne

Dr. Markus Fell

Dr. Kai Wilhelm Franzmeyer

Thomas Glynn

Dr. Robert Grassinger

Frank Krings

Frank Lamby

Bettina von Oesterreich

We have reviewed the condensed interim consolidated financial statements of the Hypo Real Estate Holding AG, Munich – comprising the condensed balance sheet, the condensed income statement, condensed cash flow statement, condensed statement of changes in equity and selected explanatory notes – together with the interim group management report of the Hypo Real Estate Holding AG, Munich for the period from 1 January to 30 September 2008 that are part of the quarterly financial report according to § 37x Abs.3 WpHG ("Wertpapierhandelsgesetz": "German Securities Trading Act"). The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company's management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Without limiting this assessment, we would like refer to the remarks in the interim management report in section "Summary and outlook" ("Forecast Report"). Here it is depicted, that the survival of the Hypo Real Estate Holding AG is dependant on the availability of sufficient quantities of supplemental liquidity as well as supplemental equity. For this, it is especially necessary that:

- the resources needed to secure the liquidity and for recapitalization, which were presented by the company to Financial Markets Stability Fund ("Finanzmarktstabilisierungsfonds"), will be granted,
- the liquidity amounting to € 50 billion which was approved by the finance consortium will be extended past 31 March 2009 or will be refinanced otherwise,
- there are no legal caveats pending against the above mentioned measures (especially EU-procedures)

Munich, 16 November 2008

KPMG AG
Wirtschaftsprüfungsgesellschaft
(formerly KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft)

Bors	Techet
Wirtschaftsprüfer	Wirtschaftsprüfer

Report of the Chairman of the Supervisory Board

In the Audit Committee meeting on 16 November 2008, the Interim Report for the period ended 30 September 2008 as well as the report of the auditor concerning the audit review were presented and explained by the Management Board. The auditor attended the meeting. The business development, the earnings situation and financial position of the company were discussed. The Audit Committee has approved the Interim Report. In the subsequent meeting of the Supervisory Board the Supervisory Board also agreed with the Interim Report.

Munich, 16 November 2008

The Chairman of the Supervisory Board



Prof. Dr. Klaus Pohle

Service Chapter

Addresses

Hypo Real Estate Holding AG

Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
info@hyporealestate.com
www.hyporealestate.com

Hypo Real Estate Bank AG (Germany)

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49(0)89 2880-0
Fax +49(0)89 2880-12100
info@hyporealestate.de
www.hyporealestate.de

Hypo Real Estate Bank International AG

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49(0)89 2880-0
Fax +49(0)89 2880-10319
info@hypointernational.com
www.hypointernational.com

DEPFA Deutsche Pfandbriefbank AG

Ludwig-Erhard-Straße 14
65760 Eschborn
Germany
Telephone +49(0)6196 9990-0
Fax +49(0)6196 9990-1331
info@depfa.com
www.depfa-pfandbriefbank.com

DEPFA BANK plc

1 Commons Street
Dublin 1
Ireland
Telephone +353 1 792 22 22
Fax +353 1 792 22 11
info@depfa.com
www.depfa.com

Financial Calendar

Financial Calendar 2009

26 March 2009	Publication of the Annual Report 2008 Press Conference, Analysts' Conference
5 May 2009	Publication of the results for the first quarter of 2009
18 May 2009	Annual General Meeting
12 August 2009	Publication of the results for the second quarter of 2008
12 November 2009	Publication of the results for the third quarter of 2009

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Internet Service

Visit us at the world wide web:
www.hyporealestate.com
Go to Investor Relations and find information on Hypo Real Estate Holding's share, external ratings of our Group companies, facts and figures. You can also find our annual and interim reports on our website, you can download them, use them interactively or order a print version online.

Imprint

Publisher
Hypo Real Estate Holding AG, Munich
(Copyright 2008)

Concept, Design and Realisation
KMS TEAM GmbH, Munich

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
www.hyporealestate.com

Press release

Changes to the Supervisory Board of Hypo Real Estate Holding AG - Dr Michael Endres to be nominated as Chairman of the Supervisory Board

Munich, 17 November 2008 – Changes to the composition of the Supervisory Board of Hypo Real Estate Holding AG will take place related to the provision of a liquidity facility by a financial consortium, Deutsche Bundesbank, and the German Federal Government.

The Supervisory Board members who are independent from and unaffiliated to J.C. Flowers & Co. LLC and Grove International Partners LLP (who are both advising a group of investors) namely, Prof Dr Klaus Pohle, the current Chairman, Prof Dr Gerhard Casper, Mr Johan van der Ende, Dr Frank Heintzeler, Dr Thomas Kolbeck, Dr Pieter Korteweg, Mr Thomas Quinn, and Prof Dr Hans Tietmeyer, have resigned from office.

Hypo Real Estate Holding AG has submitted an application that Dr Michael Endres, Mr Bernd Knobloch, Dr Edgar Meister, Messrs Sigmar Mosdorf, Hans-Jörg Vetter, Bernhard Walter and Manfred Zaß be appointed to the Supervisory Board by court order at short notice. The respective resolutions effecting these changes have been passed by the relevant court authority today.

It is planned that Dr Endres will be nominated as Chairman of the Supervisory Board.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

The new members of the Supervisory Board are all experts with long-standing experience in the banking sector, including situations of corporate restructuring. Moreover, they represent the spectrum of institutions which have agreed to commit supporting the continued existence of Hypo Real Estate Group as a going concern, and the Group's restructuring.

Dr Axel Wieandt, CEO of Hypo Real Estate Holding AG, commented: "On behalf of the entire Management Board, I would like to thank the retiring members of the Supervisory Board for their excellent, engaged and trusting cooperation, particularly during the weeks since my appointment to the Company's Management Board."

Press Contact:
Hans Obermeier
Tel.: +49 (0)89 203007 787
Fax: +49 (0)89 203007 772
E-Mail: hans.obermeier@hyporealestate.com

Oliver Gruß
Tel.: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

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